
07085347

2007 Annual Report


SEC MAIL PROCESSING
RECEIVED
DEC 1 1 2007
WASH, D.C.
160



MTS
MEDICATION TECHNOLOGIES
Innovations For Health.™

Company Profile

MTS Medication Technologies, (www.mts-mt.com) is an international provider of medication compliance packaging systems designed to improve medication dispensing and administration. MTS manufactures automated packaging machines and related consumables for prescription medications and nutritional supplements. The Company serves approximately 8,000 pharmacies worldwide.

MTS Medication Technologies is a vertical manufacturer responsible for designing proprietary equipment as well as producing all the consumables required by its packaging machines. Founded in 1984 by a practicing pharmacist, the Company understands the importance to pharmacies of maintaining high accuracy and quality standards while optimizing productivity and controlling costs.

MTS developed the first automated packaging machine to fill and seal medications into medication punch cards and now has a product line that includes more than 20 packaging machines and 50 types of consumable products.

Over the years, MTS Medication Technologies has continued to innovate and expand its market share, adhering to its goal of improving customers' operating efficiencies with solutions that control costs and enhance quality of care. MTS continues to be the market leader in compliance packaging solutions for the institutional pharmacy market.

Vision Statement

MTS is the world's leading provider of compliance packaging solutions. Our innovative systems deliver medication and nutritional supplements that enhance the quality of life. The MTS team passionately commits all available resources in exceeding customers' expectations.

Financial Highlights

Revenue (in $ Millions)



2007
$51.1
2006
$42.5
2005
$40.2

Cash Flow From Operating Activities (in $ Millions)



2007
$4.5
2006
$6.0
2005
$5.0

Balance Sheet (in $ Millions)



2007
Assets
$25.9
2007
Debt
$8.3
2007
Stockholder's Equity
$9.7

Debt to Equity Ratio



2007
0.9 : 1
2006
0.3 : 1
2005
0.6 : 1

Performance Graph

The following graph is a comparison of the cumulative total returns for MTS's Common Stock as compared with the cumulative total return for the AMEX Composite Index and the average performance of a group consisting of corporations with a similar market capitalization. The corporations making up this group are Criticare Systems, Inc., Arrhythmia Research Technology, Inc., and SRI Surgical Express, Inc. MTS selected a group of corporations with a similar market capitalization because there is no public information available with respect to companies in the same line of business or peer issuers of publicly traded securities. The cumulative return of MTS was computed by dividing the difference between the price of MTS's Common Stock at the end and the beginning of the measurement period (March 31, 2002 to March 31, 2007) by the price of MTS's Common Stock at the beginning of the measurement period. The total return calculations are based upon an assumed $100 investment on March 31, 2002.


600
500
400
300
200
100
0
Dollars
2002
2003
2004
2005
2006
2007
MTS Medication Technologies
AMEX Compostie Index
Similar Market Cap

	2002	2003	2004	2005	2006	2007
MTS Medication Technologies, Inc.	100	103	479	240	231	430
AMEX Composite Index	100	91	138	160	213	239
Similar Market Group Cap (Peer Group)	100	49	145	110	90	154

Dear Stockholders, Business Partners and Customers:

Thank you for this opportunity to reflect on the past year and share the accomplishments that have led to our favorable results.

First, I would like to review our financial performance for the fiscal year ending March 31, 2007, a year in which our revenue growth and improvements in productivity provided a solid foundation for the future.

Following is a snapshot of the more significant performance indicators:

- Annual sales of $51 million represent a 20 percent increase over the previous year. This improvement was driven by strong performance in all areas of our business.
- North American core products in the long term care market grew 10 percent. European business increased 111 percent.
- Sales of automated packaging equipment showed a 46 percent increase, led by the installation of our new OnDemand® AccuFlex™ systems.
- Non-GAAP net income for the fiscal year of $2,540,000, or $0.36 per diluted share, was up 54 percent from $1,652,000, or $0.23, per diluted share the prior year.
- EBITDA increased 25 percent over the prior year. Strong cash flow helped support our working capital needs, allowed us to continue to reduce our debt, invest in new capital equipment and develop new products.
- Operating income increased 43 percent over the prior year.
- Redeemed all our outstanding convertible preferred stock and increased the common stockholders' stake in the Company by approximately 12 percent. Our strong cash flow allowed us to rely upon new debt to fund this redemption.

We believe the significance of the past year goes well beyond our impressive financial results. Moving forward, we intend to focus our efforts on three areas: first, *our consumable packaging products* that generate consistent profitability; second, *automated packaging equipment*, which drives our consumable sales; and third, our new and unique *medication management systems* that change the way medications are dispensed and administered in long-term care facilities. We believe that future growth will come from new products and new markets within these three areas and that we can leverage our existing business model to extend sales of our products in markets worldwide.

CONSUMABLE PACKAGING

Our well-established expertise and efficiency in the conversion of paperboard, foil and plastic into push-through blister packaging (punch cards) has enabled us to gain recognition as the leading supplier to institutional pharmacies that serve the long-term care market of nursing homes and assisted living facilities. These pharmacies have also established a strong market niche in supplying medications to prisons and correctional facilities using our punch cards. By leveraging the strength of our manufacturing experience, positive customer relationships and cost effective products, we have successfully expanded our product offerings into the same markets internationally.

The domestic and international markets have certain differences. The majority of residents in nursing homes and assisted living facilities in the U.S. generally receive their medications from closed-shop or institutional pharmacies. However, no such distinction exists in the European markets. For example, residents of nursing homes in the United Kingdom receive their medications from the same pharmacies that service the community. This is known as the domiciliary market. Our expansion into the U.S. retail and European domiciliary markets has prompted us to develop unique packaging for chronically ill individuals and ambulatory seniors who are prescribed multiple medications and have complex regimens. Our Multi-Med system organizes medications by time of day and day of the week to generate an easy to use and easy to understand packaging alternative that can improve people's lives.

We can now point to significant outside validation that compliance packaging can contribute significantly to improved patient adherence to medication. This past year, we were pleased to see a study published by the *Journal of American Medical Association* titled "Effect of a Pharmacy Care Program on Medication Adherence and Persistence, Blood Pressure, and Low-Density Lipoprotein Cholesterol, A Randomized Controlled Trial." Although we were not aware of it at the time, the *"Federal Study of Adherence to Medication in the Elderly"* ("FAME") conducted by Walter Reed





Army Medical Center used our packaging for 200 seniors with veteran benefits, and the results generated were impressive. Medication adherence improved from 61 percent to more than 96 percent, with clinically meaningful reductions in blood pressure and cholesterol levels documented. The number of seniors that took 80 percent of their medication went from 5 percent to more than 98 percent. These results were associated with a 5 percent reduction in coronary deaths and an 8 percent reduction in deaths from strokes.



This study has gained the attention of managed care organizations, pharmaceutical manufacturers, large chain and small independent pharmacies, the Centers for Medicare and Medicaid (CMS) and most important, the patients and their families who rely on accurate and effective medication therapy. Interest in our packaging systems is at an all-time high, as is the opportunity to expand our total market for recurring consumable packaging products from approximately $100 million annually for the North American and European long-term care markets to more than $1 billion for the North American and European markets for seniors and the chronically ill.

In addition, we have now introduced our consumables into the nutritional market by partnering with a well known manufacturer of high quality nutritional supplements, Douglas Labs. The target is the health care practitioner market, primarily chiropractors, naturopaths and medical doctors who prescribe and recommend supplements for their patients. The product, during the test market phase, was well received. We have entered into a market development agreement with Douglas Labs and anticipate a rollout plan in fiscal year 2008. We estimate the practitioner market alone to be approximately $50 million per year in annual recurring consumable product sales, exclusive of any potential automation equipment.

AUTOMATED PACKAGING EQUIPMENT

For many years, we have recognized that the best way to expand the market for our consumable products was to develop high-speed automation that will enable large central fulfillment and mail order pharmacies to package medications in a multi-med format. Multi-med packaging organizes all a patient's medications that are due at a certain time in a single blister labeled by the date and time each is to be taken. This is the primary reason we have made a substantial investment in our OnDemand systems, first proving our technology in our long-term care markets and then leveraging our experience, consumable manufacturing capabilities and packaging innovation to a broader U.S. consumer base of 50 million seniors and chronically ill. These two groups represent the largest segment of pharmaceutical users in the world.

We now believe our strategy will be successful. On May 7, 2007, we announced a contract to provide 24 OnDemand systems to our largest customer, who is also the largest long-term care pharmacy provider in the world. We expect to benefit from the installation and sale of this equipment during fiscal years 2008 and 2009. However, we believe the benefits from consumable sales and support fees will extend for years beyond the equipment revenue. As a result of the contract requirements, we made the strategic decision to outsource the primary manufacturing of these machines, despite the adverse impact this will have on our profit margins. Our rationale was that this would allow us to pursue this business without interrupting the existing sales cycle for our growing independent and other national pharmacy customers, who are primarily purchasing OnDemand AccuFlex systems and other products in our prepackage equipment line.

We also see great opportunity for the OnDemand Multi-Med™, which is the first system of its kind that automates the packaging of multiple medications in a punch card format. The Multi-Med system is now ready for general release, and we believe it will be an essential component of our expansion in the retail pharmacy market. To our knowledge, the only competition our automation faces in this market, other than labor-intensive manual systems, comes in the form of pouch packaging machines that deliver multiple medications in a streamer of packets. However, our focus groups have indicated that the pouch is not regarded as favorably as a punch card in terms of its medication adherence-enhancing characteristics.

Although the OnDemand Multi-Med is designed to manage up to 5,000 patients per month, the production requirements for large retail pharmacies, food chains, mass merchants and mail order are far greater. To meet this increased level of demand, we have begun development of the OnDemand CentraFill, designed to process prescriptions for more than 100,000 patients per month. We believe CentraFill will meet the needs of pharmacies with mail order or central fulfillment capabilities that require highly automated equipment. We are demonstrating a production prototype of the CentraFill at the National Association of Chain Drug Store trade show in August 2007 and anticipate initiating a pilot program with a large retail or specialty pharmacy in fiscal year 2008. We are optimistic this will lead to the sale of an OnDemand CentraFill, which could be delivered in fiscal year 2009. Although we will not know the actual costs until the first system is produced, we anticipate sale prices in the range of $5 million depending on the number of medication feeders required.



MEDICATION MANAGEMENT SYSTEMS

We believe our Medication Management products also hold great promise. This year, we completed the first phase of development for our MedTimes system and began testing its functionality in a nursing home. The system has been undergoing expanded testing in the first and second quarters of fiscal 2008, and we believe it will be in general release later this fiscal year.

MedTimes is the second in our family of automated dispensing systems. It expands the pharmacy inventory control features of the previously released MedLocker™ by including all prescriptions routinely ordered for nursing home residents, not just those required for first-time or emergency dosing. This allows for the complete management of medications throughout the nursing home.

MedTimes also provides nurses with a computerized medication administration record (CMar™) that helps ensure the five "rights" of medication administration (right patient, right medication, right dose, right time and right route). We anticipate additional system benefits will include improved patient safety, reduction in operating costs, efficient data capture of patient information and medication orders and a significant reduction of waste from unused and destroyed medications.

We believe the successful expansion of MedTimes through the beta phase will validate our expectations for cost reductions by virtually eliminating waste from unused oral solid medications (currently estimated at 10 percent), an anticipated 50 percent reduction in delivery costs and introduction of electronic order entry at the nursing home to relieve pharmacy staff of this task.

We also believe there will be a substantial increase in quality and efficiency in medication administration by nurses. One important measurement will be the amount of time it takes for new residents to receive his or her first dose of medication. By using MedTimes and increasing the number of items stored in each unit at the nursing home, medications will be administered as soon as the electronic order is verified by the pharmacist, and residents will no longer need to wait for their medication to be delivered, which can sometimes take several hours or even until the next day.

Although there are substantial regulatory and legislative hurdles to overcome before MedTimes can be approved in each state, it has already been approved in several states, representing a market size estimated in excess of $150 million. We believe that the total market for MedTimes is approximately $800 million in the U.S. and $400 million in the United Kingdom. Although we anticipate there will also be other markets worldwide, we believe MedTimes will need to be accepted first in the U.S. and the United Kingdom.

AS STRATEGY BECOMES REALITY

Several years ago, our senior management team decided to pursue four strategic initiatives with the expectation that at least one of them would be successful. We now face the daunting, yet exciting, realization that we may be successful in all of them.

We believe the development of our OnDemand technology and the subsequent innovations and technological breakthroughs have secured our long-term care market and provided a new platform that will allow us to expand into the mass retail pharmacy and nutrition markets. We believe our MedTimes system has the potential to create a paradigm change within the long-term care industry and expand the product life cycle of our consumables packaging for many years to come. These initiatives have also created a growing international market, which we intend to service primarily through our European operations.

In closing, I would like to thank all the MTS employees who have made our fiscal year 2007 performance possible. Each of you shares our vision for success as the world's leading provider of medication compliance systems. I am optimistic that we will be able to face the challenges ahead and take advantage of the substantial opportunities we have created through the relentless pursuit of our strategic initiatives. In the end, our passion and our commitment will lead to the successful achievement of our vision and increase value for our stockholders.

Thank you for your continued support.

Sincerely,

Todd Siegel
Chairman, President
& Chief Executive Officer


MedTimes™

Product Information



AccuFlex™

MARKET WE SERVE

MTS Medication Technologies is the leading provider of automation and compliance packaging and systems to institutional pharmacies that provide medications to nursing homes, assisted living and correctional facilities. Customers use our products to improve medication dispensing and administration processes, promote quality and enhance patient adherence to medication regimens. MTS has the broadest product line in the industry and has now begun to expand beyond its core markets into areas of greater opportunity, including retail pharmacies, specialty pharmacies and nutritional supplement supplies. MTS has also expanded into international markets, successfully positioning itself in Europe as a leader in compliance packaging systems and new products to enhance the security and efficiency of medication administration in long-term care facilities and the community pharmacy market.

OUR COMPETITIVE ADVANTAGE

We have maintained our competitive advantage by combining four distinct disciplines not typically found within one organization. The primary product line and largest portion of revenue comes from converting paperboard, plastic and foil into medication punch cards. These consumable products provide recurring revenue and are utilized with all of our proprietary automation. The second discipline, design engineering, has given us the capabilities to develop unique products for the pharmacy market. This coupled with our third discipline, machining and assembly, allows us to rapidly deploy new and current products in a timely and cost effective manner. Software development rounds out our disciplines and allows us to effectively communicate with pharmacy information systems, receiving the needed data for our automation systems to provide the accuracy, controls and efficiencies that have made MTS the leader in pharmacy compliance packaging systems.

AUTOMATION

We complement our extensive compliance packaging product line with a variety of equipment solutions that are effective for pharmacies of all sizes, allowing them to achieve higher levels of accuracy and increase production of filled prescriptions in a more economical manner.

Sealing

MTS offers the Surebond™, Autobond®, Gemini™ and Autogen™ machines to automate the sealing process and achieve new operational efficiencies. These are designed specifically for the manual filling function that occurs at most institutional pharmacies.

Pre-Pack

The MTS-350™, MTS-400™ and MTS-500™ further automate the pre-packaging process of oral solid medications. The MTS-350 features improved ergonomics and easy-to-use controls, with filling and sealing capabilities combined in one machine. International market needs are addressed with a CE compliant version of the MTS-350.

The MTS-400 utilizes a compact design that includes a mobile workstation for optimal portability. This unit supports medium to large volume requirements for pharmacies that service thousands of long-term care residents or prison inmates.

The MTS-500 is designed to fully automate pre-packaging in the pharmacy and is capable of producing up to 960 pre-packaged punch cards per hour. The MTS-500 includes an integrated label applicator and conveyor to optimize output. Labeling options are also offered with the MTS-350 and MTS-400 to enhance productivity.

OnDemand®

OnDemand systems are available as both fully or semi-automated packaging systems, designed to improve accuracy, reduce labor costs and streamline pharmacy workflow. Using OnDemand, pharmacies can package medications on a just-in-time basis as orders are received rather than pre-packaging in anticipation of future requirements. OnDemand also reduces the capital investment pharmacies must make in medication inventories, resulting in improved cash flow.

The OnDemand Express and Express II are fully automated packaging systems for larger pharmacies. The OnDemand Accuflex™, launched in 2006, provides scalable automation that is custom fitted to the individual pharmacy, with the flexibility to automatically fill a variety of medication packaging systems. The Accuflex has broadened the market application of OnDemand by providing a packaging solution for pharmacies of all sizes. The OnDemand Multi-Med™, also released in 2006, is the first automated system for Multi-Med Patient Paks, our fastest growing consumable. The Multi-Med



provides new opportunities in our core long term care market as well as in emerging markets.

MEDICATION COMPLIANCE PACKAGING

MTS produces a wide range of high quality consumable packaging supplies to complement our pharmacy automation solutions. Compliance packaging systems represent a cost effective, high quality method of delivering prescriptions to patients in a package that helps improve adherence to medication regimens. MTS consumables are available in numerous standard versions that can be customized for larger orders.

Our range of consumables includes heat seal and pressure sensitive punch cards, unit dose and SelectSeal™ reclaimable packaging. All raw materials used in these products are thoroughly tested and meet regulatory requirements for contact with drugs. Customized products can include special instructions, languages, graphics or any other features the customer requires.

Multi-Med Patient Paks organize all of a person's medications by time of day and day of the week into one calendar format punch card. Increased global awareness of the positive effects that improved medication adherence can have on patient outcomes has led to new and significant market opportunities in specialty and retail pharmacy markets. Coupled with MTS automation, the Multi-Med Patient Pak becomes a viable and preferred option for increasing medication adherence outside of the institutional care environment. In addition to domestic market opportunities, international adoption of Multi-Med packaging for the ambulatory senior and chronically ill continues to increase with further penetration into the community pharmacy market in the U.K. as well as other countries in Europe.

MEDICATION MANAGEMENT SYSTEM

The MedLocker® system offers a new solution for secure, affordable emergency and first dose medication administration in long-term care facilities. Currently most facilities are relying on manual dispensing systems that do not provide the level of security, accountability and efficiencies that are attainable with the use of automation. The MedLocker medication management system uses our proprietary bar-coded consumables and inventory management software within a secure cabinet to allow facility staff to store and access emergency and first dose medications.

MedLocker also assists pharmacies and care providers in meeting regulatory requirements, as well as offering improved response time in filling emergency and first dose prescriptions. In addition to the benefit derived by the patient from immediate medication availability, the pick-to-light and barcode security features of the MedLocker system also minimize the opportunity for medication errors.

MedTimes™ is the second in the family of automated dispensing systems developed by MTS. MedTimes expands the pharmacy inventory control at the facility to include all routinely ordered prescriptions, allowing complete management of medications throughout the nursing home. It provides nurses with computerized medication administration, called cMAR™, that improves accuracy and efficiency of medication administration. Additional benefits include improved patient safety, reduction in operating costs, efficient data capture of patient information and medication orders and a significant reduction of waste from unused and destroyed medication.

SUMMARY

MTS is continually developing new solutions to aid today's pharmacies in increasing throughput while improving accuracy and controls in a very cost-conscious pharmacy market. MTS continues its commitment to anticipate market needs, while meeting the expectations of our customers to find more effective ways to deliver medications to the patient.

We have reinvested a substantial amount of our net income in the development of new markets and products, while at the same time building our infrastructure to meet the growing demand for our current business. We continue to focus on our vision as the worlds leading provider of compliance packaging solutions to enhance the quality of life for those that rely upon adherence to medication regimens.

"We believe the development of our OnDemand technology and the subsequent innovations and technological breakthroughs have secured our long-term care market and provided a new platform that will allow us to expand into the mass retail pharmacy and nutrition markets."



OnDemand Express II™

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended MARCH 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from ___________ to

Commission File Number: 001-31578


RECEIVED
DEC 14 2007
WASH. D.C.
186
SECTION

MTS MEDICATION TECHNOLOGIES, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	59-2740462
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

2003 Gandy Boulevard North , Suite 800, St. Petersburg, Florida	33702
(Address of Principal Executive Offices)	(Zip Code)

(727) 576-6311
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
COMMON STOCK, $.01 PAR VALUE	AMERICAN STOCK EXCHANGE

Securities registered pursuant to Section 12(g) of the Act:

NONE
(Title of Class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

Aggregate market value of voting Common Stock held by non-affiliates was approximately $35,000,000 as of September 29, 2006

The number of shares outstanding of the Registrant's Common Stock, $.01 par value, was 6,274,905 as of June 28, 2007.

Documents Incorporated by Reference

Portions of the Registrant's definitive Proxy Statement, to be filed in connection with the Registrant's 2007 Annual Meeting of Stockholders, is incorporated by reference into Part III, Items 10, 11, 12, 13 and 14 of this filing.

MTS MEDICATION TECHNOLOGIES, INC.
INDEX

PART I

This Annual Report on Form 10-K (the "10-K") contains certain statements concerning the future that are subject to risks and uncertainties. Additional written or oral forward-looking statements may be made by us from time to time, in filings with the Securities and Exchange Commission (the "SEC") or otherwise. Such statements include, among other things, information concerning possible-future results of operations, capital expenditures, the elimination of losses under certain programs, financing needs or plans relating to our products or services, assessments of materiality, predictions of future events, and the effects of pending and possible litigation, as well as assumptions relating to the foregoing, and those accompanied by the words "believes", "anticipates," "estimates," "expects," "intends," "plans," or similar expressions. For those statements we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

You should specifically consider the various factors identified in this 10-K, including the matters set forth in "Item 1. Business"; "Item 3. Legal Proceedings"; "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations"; "Item 9A. Controls and Procedures"; and the Notes to Consolidated Financial Statements that could cause actual results to differ materially from those indicated in any forward-looking statements. Other factors that could contribute to or cause such differences include, but are not limited to, unanticipated increases in operating costs, labor disputes, capital requirements, increases in borrowing costs, product demand, pricing, market acceptance, intellectual property rights and litigation, risks in product and technology development and other risk factors detailed in our SEC filings.

Readers are cautioned not to place undue reliance on any forward-looking statements contained in this 10-K, which speak only as of the date hereof. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected events.

In this 10-K, unless otherwise indicated, the terms "we", "us", "our", "registrant", "MTSP", "MTS Limited" and "Med Tech" refer to MTS Medication Technologies™, Inc. ("MTS"), and its subsidiaries.

ITEM 1. BUSINESS

Introduction

We were incorporated in Delaware in March 1984. We are a holding company that operates through our subsidiaries, MTS Packaging Systems™, Inc. ("MTSP"), MTS Medication Technologies International™, Ltd. ("MTS Limited"), BAF Printers, Ltd. ("BAF") and Consilio GmbH ("Consilio"). BAF and Consilio are wholly owned subsidiaries of MTS International, Limited. MTS primarily manufactures and sells consumable medication punch cards, packaging equipment and ancillary products throughout the United States, Canada and Europe. Our customers are predominantly institutional pharmacies that supply nursing homes, assisted living and correctional facilities with prescription medications for their patients. MTS manufactures its proprietary consumable punch cards and most of our packaging equipment in our own facilities. This manufacturing process uses integrated equipment for manufacturing the consumable medication punch cards. In addition, we utilize the services of outside contract manufacturers for some of our packaging equipment. The consumable medication punch cards and packaging equipment are designed to provide a cost effective method for pharmacies to dispense medications. MTS's medication dispensing systems and products provide innovative methods for dispensing medications in disposable packages. MTS Limited distributes products for MTS in the United Kingdom. BAF manufactures and sells prescription bags and labels in the United Kingdom. Consilio distributes products for MTS in Germany. We currently serve more than 4,500 institutional pharmacies in the long-term care and correctional facility markets, both domestically and internationally.

Our web site is located at www.mts-mt.com. Information contained in our web site is not a part of this document or the documents incorporated by reference in this document.

Products

MTS manufactures proprietary medication dispensing systems and related products for use by medication prescription providers; primarily institutional pharmacies servicing long-term care and correctional facilities. These systems utilize consumable medication punch cards and specialized machines that allow the pharmacies to automatically or semi-automatically assemble, fill and seal drugs into medication punch cards representing a weekly or monthly supply of a patient's medication.

Our customers use MTS's equipment for dispensing medication in consumable packages by automatically placing tablets or capsules (the amount of medication required by a patient during one month) into a punch card. The use of these cards and machines provides a cost effective customized package at competitive prices. The punch card medication dispensing system can provide tamper evident packaging for products dispensed in the package, and promotes medication compliance.

We offer our customers a wide variety of equipment that includes machines that are used for manual or semi-automated filling of punch cards and sophisticated automated machines, such as our OnDemand® system, which can be interfaced with the pharmacy's inventory control and filling systems.

The retail price of MTS's equipment ranges from $1,100 to $800,000 depending upon the degree of automation and options requested by a customer. The punch cards typically retail from approximately $155 to $300 per 1,000 cards and blisters, depending upon the size, design and volume of cards ordered by a customer. MTS has placed approximately 3,000 medication-dispensing systems with pharmacy clientele since our inception. MTS also sells prescription labels and ancillary supplies designed to complement sales of consumable medication punch cards.

Recent Developments

In May 2007, we entered into a contract with our largest customer to provide two versions of our OnDemand automated packaging system over an eighteen-month period. The value of the contract is estimated to be approximately $13,000,000 - $14,000,000.

In February 2007, we acquired Consilio, a distributor of consumable packages in Germany. The acquisition was made to assist our plans to expand operations in Europe.

In December 2006, we redeemed all of the outstanding shares of convertible preferred stock for $6.5 million and satisfied all of our obligations under the convertible preferred stock agreement that we entered into in June 2002.

In November 2006, we announced that we had begun testing our newest product, MedTimes™. This product is designed to improve pharmacy inventory control and the management of medication in nursing homes.

Research and Development

We expended approximately $663,000, $432,000 and $139,000 on research and development activities for each of the fiscal years ended March 31, 2007, 2006 and 2005, respectively. In addition, we directed our product development efforts primarily towards the completion of several new versions of our OnDemand machines and the development of MedTimes during the fiscal year ended March 31, 2007. We capitalized approximately $511,000 of software costs and related product development costs during the fiscal year ended March 31, 2007. The majority of these expenditures were made for new versions of the OnDemand system and MedTimes project.

Manufacturing Processes

MTS has developed integrated punch card manufacturing equipment that completes the various punch card manufacturing steps in a single-line, automated process. We believe that our advanced automation gives us certain speed, cost and flexibility advantages over conventional punch card manufacturers. MTS's equipment produces finished cards on a single in-line Flexographic press. This process takes the place of approximately five different processes using conventional offset printing methods. MTS has several machines capable of producing punch cards in this manner. In addition to the manufacturing of punch cards, MTS manufactures the machines that are sold to its customers to fill punch cards with medication. The majority of these machines are sold to customers; however, from time to time, customers are provided or rented machines in conjunction with an agreement to purchase certain quantities of punch cards over a specified period.

MTS uses automated fabrication equipment to produce its medication packaging equipment. All essential components of the machines are designed and manufactured by us without reliance on outside vendors.

MTS is dependent on a number of suppliers for the raw materials essential in the production of its products. We believe that relations are good with our existing vendors. However, there can be no assurance that such relations will be adequate in the future or that shortages of any of these raw materials will not arise, causing production delays. MTS believes it is necessary to maintain an inventory of materials and finished products that allows for customer orders to be shipped within the industry standard of two to three days. The inability to obtain raw materials on a timely basis and on acceptable terms may have a material adverse effect on our future financial performance.

Markets and Customers

The primary customers for MTS's proprietary packaging equipment and the related consumable punch cards, labels and ancillary supplies are pharmacies that supply prescription medication to nursing homes. These pharmacies serve from 50 to 45,000 nursing home beds per location, and many serve the sub-acute care, assisted living, correctional and home health care markets as well.

MTS's products are sold throughout the United States primarily through its sales organization and some independent sales representatives. In addition, MTS Limited and BAF distribute products in the United Kingdom. Sales to countries outside the United States represent less than 15% of the total revenue in fiscal 2007. In the fiscal year ended March 31, 2007, sales to our two largest institutional pharmacy customers, Omnicare, Inc.® and PharMerica, Inc., represented approximately 23% of the Company's total net sales. In addition, we sell our consumable products to drug wholesalers who in turn resell the products to pharmacies. Sales to three major wholesalers, McKesson, Cardinal Health and Amerisource Bergen®, represented approximately 18% of our net sales in the fiscal year ended March 31, 2007.

Financial Information About Segments

While the services provided, the manufacturing process, the class of customers and the order fulfillment process is similar across manufacturing locations, we evaluate our business performance on a geographic basis. Accordingly, our reportable operating segments consist of two geographic regions – the United States and Europe – to reflect how we manage our business.

Competition

The pharmacy customers of MTS supply prescribed medications to nursing homes, correctional facilities and assisted living facilities, which are the primary market for MTS's products. This market is highly competitive, and there are a few barriers to entry. There are several competitors that have developed machines that automate the packaging and sealing of solid medications into punch cards. We believe that products developed by our competitors may not be as efficient as our systems because they are not as automated. Our method of dispensing medication replaces more traditional dispensing methods, such as prescription vials. The principal methods of competition in supplying medication-dispensing systems to prescription service providers are product innovation, price, customization and product performance. Many of our competitors have been in business longer and have substantially greater resources than us. There is no assurance that we will be able to compete effectively with competitive methods of dispensing medication or other punch card systems.

Our primary competitors in the United States are Drug Package, Inc., AutoMed® Technologies and RX Systems, Inc. We believe that our automated proprietary packaging equipment distinguishes MTS from its competitors' less automated systems. Our automated packaging machine with the highest throughput can fill and seal up to 900 consumable medication cards per hour. We believe that our production rates for the prepackaging of prescriptions and our "just-in-time" OnDemand system will meet the needs of our customers who are consolidating and require higher productivity to meet their growing market share. Our primary competitors in Europe are Surgichem, Ltd. and Jones Packaging, Ltd.

Proprietary Technology

In June 2003, we purchased the rights to certain proprietary technology that had previously been available through a license agreement with the Siegel Family Trust. Our CEO, Todd E. Siegel, is the Trustee of the Siegel Family Trust. The proprietary technology is supported by certain patents, which expire at various times through 2008.

There are numerous patent applications and patent license agreements for products that have been sold and that have been in development within MTS. However, our business is not materially dependent upon the issuing or our ownership of any one patent that has been submitted to the United States Patent and Trademark Office.

There is no assurance that any additional patents will be granted with respect to our medication dispensing or information systems and products or that any patent issued, now or in the future, will provide meaningful protection from competition.

Government Regulations

MTS's products are governed by federal regulations concerning components of packaging materials that are in contact with food and drugs. We have obtained assurances from our vendors that the packaging materials used by MTS are in conformity with such regulations. However, there is no assurance that significant changes in the regulations applicable to our products will not occur in the foreseeable future. Any such changes could have a material adverse effect on us.

We cannot predict the extent to which our operations will be effected under the laws and regulations described above or any new regulations that may be adopted by regulatory agencies.

Geographic Information

The geographic information set forth in Note 20 to the Consolidated Financial Statements, "Segment Information", is hereby incorporated by reference into this Part I, Item 1.

Employees

None of our employees are covered by a collective bargaining agreement. We consider our relationship with our employees to be good. We employ 200 people in the United States and 36 people in Europe.

ITEM 1A. RISK FACTORS

You should be aware that the risks and uncertainties described below are not the only ones affecting us or that could affect us in the future. Any of the risks and uncertainties described below could have a material adverse effect on our business, results of operations and financial condition.

We have many competitors and expect new competitors to enter our market, which could adversely affect our ability to increase net sales, maintain our margins or grow our market share.

The market for our services is extremely competitive and the barriers to entry in our market are relatively low. We cannot be sure that we will have the resources or expertise to compete successfully in the future. Our competitors may be able to:

- develop and expand their product and service offerings more quickly;
- adapt to new or emerging technologies and changing customer needs more quickly;
- negotiate more favorable purchase agreements with suppliers;
- devote greater resources to the marketing and sale of their products; and
- address customers' service-related issues more effectively.

Some of our competitors may also be able to provide customers with additional benefits at lower overall costs or to reduce their charges aggressively in an effort to increase market share. We cannot be sure that we will be able to match cost reductions by our competitors.

Our operating results may fluctuate due to a number of factors, many of which are beyond our control.

Our annual and quarterly operating results are affected by a number of factors, including:

- adverse changes in general economic conditions;
- the level and timing of customer orders, especially relating to OnDemand systems;
- the composition of the costs of revenue between materials, labor and manufacturing overhead;
- our level of experience in manufacturing a particular product;
- fluctuations in materials costs and availability of materials; and
- the timing of expenditures in anticipation of increased sales and customer product delivery requirements.

The volume and timing of orders placed by our customers vary due to variation in demand for our products, new product introductions and consolidations among our customers. In the past, changes in customer orders have had a significant effect on our results of operations due to corresponding changes in the level of overhead absorption. Any one or a combination of these factors could adversely affect our annual and quarterly results of operations in the future.

We depend on a limited number of customers for our net sales, therefore, a reduction in sales to any one of our customers could cause a significant decline in our net sales.

For the fiscal year ended March 31, 2007, our 10 largest customers accounted for approximately 52% of our net sales, and our two largest customers accounted for approximately 23% of our net sales. In addition, the three major drug wholesalers represent 18% of our net sales. We are dependent upon the continued growth, viability and financial stability of our customers whose industries have experienced consolidation, pricing and regulatory pressures. We expect to continue to depend upon a relatively small number of customers for a significant percentage of our net sales. Consolidation among our customers may further reduce the number of customers that generate a significant percentage of our net sales and exposes us to increased risks relating to dependence on a small number of customers. A significant reduction in sales to any of our customers or a customer exerting significant pricing and margin pressures on us, could have a material adverse effect on our results of operations.

We depend on a small number of suppliers for the raw materials used in the production of our products.

We rely on a limited number of suppliers for the raw materials that are essential in the production of the products we produce. We cannot be assured that such suppliers will be able to meet our future demand for raw materials, or that shortages of these raw materials will not arise in the future. We also rely on third parties to manufacture some of our packaging equipment. The failure of such suppliers or third parties to deliver such raw materials or packaging equipment on a timely basis could have a material adverse effect on our business, financial condition and results of operations.

The markets for our products are characterized by rapidly changing technology and evolving process development.

The continued success of our business will depend upon our ability to:

- hire, retain and expand our qualified technical personnel;
- maintain technological leadership;
- develop and market products that meet changing customer needs; and
- successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis.

Although we believe that our operations use the assembly and testing technologies, equipment and processes that are currently required by our customers, we cannot be certain that we will develop the capabilities required by our customers in the future. The emergence of new technology industry standards or customer requirements may render our equipment, inventory or processes obsolete or noncompetitive. In addition, we may have to acquire new assembly and testing technologies and equipment to remain competitive. The acquisition and implementation of new technologies and equipment may require significant expense or capital investment, which could reduce our operating margins and our operating results. Our failure to anticipate and adapt to our customers' changing technological needs and requirements could have an adverse effect on our business.

We manufacture a majority of our products from a single facility, while also utilizing third parties to manufacture some products.

We manufacture most of the products we sell, but we also use third parties to manufacture packaging equipment. As a result, any prolonged disruption in the operations of our manufacturing facility or the facilities of third parties, whether due to technical or labor difficulties, destruction of or damage to any facility or other reasons, could have a material adverse effect on our business, financial condition and results of operations. In this regard, our principal manufacturing facility is located in St. Petersburg, Florida and is thus exposed to the risks of damage from certain weather conditions including, without limitation: hurricanes, windstorms, and floods. If our facilities were to be out of production for an extended period, our business, results of operations and financial condition could be materially adversely affected.

We rely on short-term contracts with most of our clients.

Long-term contracts are not a significant part of our business. Accordingly, future results cannot be reliably predicted by considering past trends or extrapolating past results.

We are dependent on the proper functioning of our information systems in operating our business.

Our information systems are protected through physical and software safeguards and we have backup remote processing capabilities. However, they are still vulnerable to hurricanes, other storms, flood, fire, terrorist acts, earthquakes, power loss, telecommunications failures, physical or software break-ins, computer viruses and similar events. If our critical information systems fail or are otherwise unavailable, we would have to accomplish these functions manually, which could temporarily impact our ability to identify business opportunities quickly and to bill for services efficiently. In addition, we depend on third party vendors for certain functions whose future performance and reliability cannot be assured.

Our success depends upon retaining the services of our management team.

We are highly dependent on our management team. We expect that our continued success will largely depend upon the efforts and abilities of members of our management team. The loss of the services of any of our key executives for any reason could have a material adverse effect upon us. Our success also depends upon our ability to identify, develop, and retain qualified management, professionals and technical operating staff. We expend significant resources in recruiting and training our employees, and the pool of available applicants for these positions is limited. The loss of the services of any key executives, or our inability to continue to attract and retain qualified staff, could have a material adverse effect on our business, results of operations and financial condition.

Adverse results in tax audits could result in significant cash expenditures or exposure to unforeseen liabilities.

We are subject to periodic federal, state and local income tax audits for various tax years. Although we attempt to comply with all taxing authority regulations, adverse findings or assessments made by the taxing authorities as the result of an audit could adversely affect us.

We are a holding company and we depend on receiving distributions from our subsidiaries, and we could be harmed if such distributions could not be made in the future.

We are a holding company with essentially no operations of our own and conduct all of our business through our subsidiaries. Our only significant asset is the outstanding capital stock of our subsidiaries. We are wholly dependent on the cash flow of our subsidiaries and dividends and distributions to us from our subsidiaries in order to service any current and future indebtedness obligations we may have.

We are prohibited from paying dividends on our common stock.

We have not paid any dividends on our common stock and do not anticipate declaring or paying any dividends in the foreseeable future. The terms of our loan agreements prohibit us from paying dividends on our common stock without the consent of our lenders.

The issuance of additional shares of our common stock as a result of the conversion or exercise of currently outstanding derivative securities may cause our stock price to decline.

As of March 31, 2007, we had 6,243,605 shares of common stock outstanding. In addition, the following shares of our common stock are issuable upon exercise or conversion of currently outstanding securities:

- 763,250 shares of common stock are issuable upon exercise of currently outstanding common stock purchase options having exercise prices ranging from $1.45 to $12.45; and
- 5,900 shares of common stock are issuable upon exercise of currently outstanding common stock purchase warrants having an exercise price of $1.88.

The possibility of exercise or conversion of these securities and the inclusion of the underlying shares of common stock in the issued and outstanding shares may adversely affect the market price of our common stock.

We may be adversely affected by governmental regulation of our business.

Our business is subject to federal regulation concerning components of packaging materials that are in contact with food and drugs. While we have had no material difficulty complying with such regulations in the past, there can be no assurance that we will be able to continue to obtain all necessary approvals or that the cost of compliance will not prove to be material. Additionally, we cannot be assured you that significant changes in such regulations will not occur in the foreseeable future. Our inability to comply with the current regulations and any future changes to such regulations could have a material adverse effect on our business, results of operations and financial condition.

We face an inherent risk of exposure to product liability claims in the event that the use of the products we manufacture and sell results in personal injury.

We face an inherent risk of exposure to product liability claims in the event that the use of the products we manufacture and sell results in personal injury. Although we have not experienced any losses due to product liability claims, we cannot be assured that we will not experience such losses in the future. We maintain insurance against product liability claims, but we cannot be certain that such coverage will be adequate to cover any liabilities that we may incur, or that such insurance will continue to be available on terms acceptable to us. A successful claim brought against us in excess of available insurance coverage, or any claim that results in significant adverse publicity against us, could harm our business.

If we are unable to protect our intellectual property rights, our business and prospects may be harmed.

Our ability to compete effectively is dependent upon the proprietary nature of the designs, processes, technologies and materials owned by, used by or licensed to us. Although we attempt to protect our proprietary property, technologies and processes both in the United States and in foreign countries through a combination of patent law, trade secrets and non-disclosure agreements, these may be insufficient. In addition, because of the differences in foreign patent and other laws concerning proprietary rights, our products may not receive the same degree of protection in foreign countries as they would in the United States.

Intellectual property claims and litigation could subject us to significant liabilities for damages and invalidation of our proprietary rights.

In the future we may have to resort to litigation to protect our intellectual property rights to protect our trade secrets or to develop the validity and scope of our proprietary rights of others. Any litigation, regardless of its success, would be costly and require significant time and attention of our key management and technical personnel. The litigation could also force us to:

- stop or delay selling, incorporating or using products that incorporate the challenged intellectual property;
- pay damages;
- enter into licensing or royalty agreements, which may be unavailable under acceptable terms; and
- redesign products and services that incorporate infringing technology.

We may face infringement claims from third parties in the future. The medical packaging industry has seen frequent litigation over intellectual property rights, and we expect that participants in the medical packaging industry will be increasingly subject to infringement claims as the number of products, services, and competitors grow and functionality of the products and services overlap. We cannot be assured that the steps taken by us will be adequate to deter misappropriation of our proprietary rights or that third parties will not independently develop substantially similar products, services and technology. Furthermore, there can be no assurance that our products will not infringe upon the intellectual property rights of third parties. We may not be able to avoid infringement of third party intellectual property rights and may have to obtain a license, defend an infringement action, or challenge the validity of the intellectual property rights in court. Failure to obtain or maintain intellectual property rights of our products, for any reason, could have a material adverse effect on us.

Our business will suffer if we fail to comply with recent federal regulations and proposed rules of the SEC relating to corporate governance reform.

As a public company, we are subject to certain federal regulations and the rules and regulations of the SEC, including without limitation, the Sarbanes-Oxley Act of 2002, which effects tighter accounting, corporate fraud and securities laws. The SEC has also adopted rules pertaining to, among other things, audit committee requirements and additional disclosure and reporting requirements. Our reputation and financial results could be materially harmed by any failure by us to comply with any current or future rules or regulations relating to the Sarbanes-Oxley Act or to any other federal corporate reform measures adopted by the SEC.

Our stock price may be volatile.

Our common stock is traded on the American Stock Exchange under the symbol "MPP". The market price of our stock has fluctuated substantially in the past and could fluctuate substantially in the future, based on a variety of factors, including our operating results, changes in general conditions in the economy, the financial markets, or other developments affecting us, our clients, or our competitors, some of which may be unrelated to our performance. Those fluctuations and demand for our services may adversely affect the price of our stock. It is possible that the stock price may decline to a level where we lose our eligibility to remain listed on the American Stock Exchange.

In addition, the stock market, in general, has experienced volatility that has often been unrelated to the operating performance of public companies. These broad market fluctuations may adversely affect the market price of our common stock, regardless of our operating results.

Among other things, volatility in our stock price could mean that investors will not be able to sell their shares at or above prices at which they are acquired. The volatility also could impair our ability in the future to offer common stock as a source of additional capital.

Our stockholders do not have cumulative voting rights.

The holders of our capital stock do not have cumulative voting rights. Accordingly, the holders of more than 50% of our outstanding shares entitled to vote for the election of directors can elect all of our directors then being elected; the holders of the remaining shares by themselves cannot elect any directors.

Provisions of our certificate of incorporation and the applicable Delaware General Corporation law may make it more difficult to complete a contested takeover of our Company.

Certain provisions of our certificate of incorporation and the Delaware General Corporation Law (the "DGCL") could deter a change in our management or render more difficult an attempt to obtain control of us, even if such a proposal is favored by a majority of our stockholders. For example, we are subject to the provisions of the DGCL that prohibit a public Delaware corporation from engaging in a broad range of business combinations with a person who, together with affiliates and associates, owns 15% or more of the corporation's outstanding voting shares (an "interested shareholder") for three years after the person became an interested shareholder, unless the business combination is approved in a prescribed manner. Finally, our certificate of incorporation includes undesignated preferred stock, which may enable our Board of Directors to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise.

Terrorist attacks and other acts of violence or war may affect any market on which our shares trade, the markets in which we operate, our operations and our profitability.

Terrorist acts or acts of war or armed conflict could negatively affect our operations in a number of ways. Primarily, any of these acts could result in increased volatility in or damage to the United States and worldwide financial markets and economy. They could also result in a continuation of the current economic uncertainty in the United States and abroad. Acts of terrorism or armed conflict, and the uncertainty caused by such conflicts, could cause an overall reduction in sales of our products and the corresponding shipments of our products. This would have a corresponding negative effect on our operations. Also, terrorist activities similar to the type experienced on September 11, 2001 could result in another halt of trading of securities on the American Stock Exchange, which could also have an adverse affect on the trading price of our shares and overall market capitalization.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

We currently lease approximately 132,500 square feet consisting of office space and air-conditioned manufacturing and warehousing space at 2003 Gandy Boulevard North, Suite 800, St. Petersburg, Florida. The lease term is for 12 years ending September 30, 2016. Our corporate administrative offices and the primary manufacturing facilities for MTS are at this location. The monthly lease payments are currently $62,000 plus tax and increase to $80,000 plus tax in the final year. In addition, we are obligated to pay annual operating expenses (i.e., insurance, property taxes and common area maintenance fees). The Company has applied the provisions of FASB Statement 13, *"Accounting for Leases"* to account for the lease payments. Accordingly, the total lease payments that will be made over the term of the lease are being recorded as an expense on a pro-rata basis, adjusted for the consumer price index, over the term of the lease as opposed to recording the amount of lease payments actually made. As a result, the difference between the actual lease payments made and the amount of expense recorded is carried as a liability on our balance sheet. The amount of this liability was $319,000 and $237,000 at March 31, 2007 and 2006, respectively.

In addition, we were paid $400,000 by our landlord when we executed our lease. This payment was provided to us as an incentive to enter into the lease. We recorded this amount as a long-term liability on our balance sheet and are amortizing the benefit of this amount to offset rent expense over the term of the lease.

MTS also leases approximately 5,200 square feet at approximately $3,200 per month for office and warehouse space at 21530 Drake Road, Cleveland, Ohio. The lease expires on March 31, 2008.

MTS Medication Technologies International, Ltd. currently leases approximately 1,600 square feet of office and warehouse space at Unit 6A/6B Dalton Court, Blackburn Interchange, Lower Darwen, Blackburn, Lancashire, England. The lease is for a term of three years, and the monthly lease payments are approximately $3,400. The lease expires on May 20, 2009 and is cancellable at any time with six months notice.

When we acquired BAF, we entered into a premises lease with the previous owners of BAF for approximately 12,000 square feet of office and manufacturing space. The lease is for a term of three years beginning on February 22, 2006, and the monthly lease payments are approximately $4,500. In addition, we are obligated to pay annual operating expenses (i.e., insurance, utilities and property taxes).

ITEM 3. LEGAL PROCEEDINGS

We are involved in certain claims and legal actions arising in the ordinary course of business. There can be no assurance that these matters will be resolved on terms acceptable to us. We believe the ultimate disposition of these matters will not have a material adverse effect on our financial position, results of operations or liquidity.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Price Range of Our Securities

Our common stock is trading on the American Stock Exchange ("AMEX") under the symbol "MPP". The table below sets forth the range of high and low sales prices and/or bid information for our common stock for the periods indicated, as reported by the AMEX.

2007 Fiscal Year	High	Low
First Quarter	$ 6.87	$ 5.85
Second Quarter	7.98	5.65
Third Quarter	9.49	7.66
Fourth Quarter	11.70	9.45
2006 Fiscal Year	**High**	**Low**
First Quarter	$ 6.65	$ 5.16
Second Quarter	6.17	5.01
Third Quarter	6.93	5.03
Fourth Quarter	7.50	5.69

As of June 28, 2007, there were approximately 1,996 holders of record of our common stock and the closing price of our common stock reported on the AMEX was $12.20.

We have not declared a dividend on our common stock and do not currently intend to declare a dividend. Furthermore, we are restricted from paying dividends on our common stock pursuant to the terms of our loan agreements without the consent of our lenders. We intend to reinvest our future earnings, if any, into the operations of our business.

Equity Compensation Plan Information

The following table sets forth certain information relating to our equity compensation plans as of March 31, 2007.

Equity Compensation Plan Information

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	763,250	$4.27	-
Stock Incentive Plan	-	-	-
Equity compensation plans not approved by security holders	-	-	-
Total	763,250	$4.27	-

We recorded compensation expense of $31,000 and $29,000 in the fiscal years ended March 31, 2007 and March 31, 2006, respectively, that related to restricted stock grants awarded to its chief operating officer.

Purchases of Equity Securities

In December 2006, we entered into an agreement with an investor to redeem 2,000 shares of our convertible preferred stock. The convertible preferred stock had been outstanding since 2002, paid a dividend of 11 percent, or $220,000 annually, and was convertible into 847,457 shares of common stock. We paid the investor approximately $6.5 million, or $7.65 per common share equivalent, as well as a $20,000 transaction fee, to fully redeem all of the outstanding shares of convertible preferred stock held by the investor and completely satisfy all of its obligations under the convertible preferred stock agreement.

We recorded a constructive dividend of approximately $4.5 million, or $0.74 per diluted common share, associated with the redemption which represents the amount by which the payment to the investor exceeded the carrying value of the convertible preferred stock on the date of redemption. The payment was funded with the proceeds of an overadvance term loan provided by our secured lender.

	Total Number of Shares Purchased	Weighted Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Pan	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan in '000
December 1, 2006 – December 31, 2006	847,456 (1)	$ 7.65 (1)	-	-
January 1, 2007 – January 31, 2007	-	-	-	-
February 1, 2007 – February 28, 2007	-	-	-	-
March 1, 2007 – March 31, 2007	-	-	-	-
Total	847,456	$ 7.65	-	-

(1) We purchased 2,000 shares of our convertible preferred stock that was convertible into 847,457 shares of our common stock for $6.5 million, or $7.65 per common share equivalent.

ITEM 6. SELECTED FINANCIAL DATA

The following tables set forth selected financial and operating data regarding the Company. This information should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and the Company

	Years Ended March 31,				
	2007	2006	2005	2004	2003
	(In Thousands; Except Earnings Per Share Amounts)				
Income Statement Data:					
Net Sales	$ 51,095	$ 42,522	$ 40,224	$ 34,384	$ 29,385
Cost of Sales and Other Expenses	46,923	39,676	37,966	31,214	26,413
Income Before Taxes	4,172	2,846	2,258	3,170	2,972
Income Tax Expense	1,641	1,194	964	1,190	1,124
Net Income	2,531	1,652	1,294	1,980	1,848
Non-Cash Constructive Dividend Related to Beneficial Conversion Feature of Convertible Preferred Stock	-	-	-	-	347
Convertible Preferred Stock Dividends	151	222	220	220	168
Constructive Dividend Related to Redemption of Convertible Preferred Stock	4,504	-	-	-	-
Net (Loss) Income Available to Common Stockholders	$ (2,124)	$ 1,430	$ 1,074	$ 1,760	$ 1,333
Net (Loss) Income Per Basic Common Share	$ (0.35)	$ 0.24	$ 0.19	$ 0.35	$ 0.28
Net (Loss) Income Per Diluted Common Share	$ (0.35)	$ 0.23	$ 0.18	$ 0.29	$ 0.26

	At March 31,				
	2007	2006	2005	2004	2003
	(In Thousands)				
Balance Sheet Data:					
Cash	$ 292	$ 447	$ 373	$ 59	$ 395
Net Working Capital	6,651	7,915	9,894	8,552	4,464
Assets	25,849	23,082	22,406	20,821	17,383
Debt	8,276	4,167	6,955	8,556	8,484
Stockholders' Equity	9,713	12,433	10,588	7,924	5,393

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We experienced growth of approximately 20% in net sales in fiscal year ended March 31, 2007. Our revenue grew due to increased sales in the U.S. of our consumable punch card products and increased sales of our prepackaging machines. We believe the revenue increase in our consumable products is primarily the result of: (1) increased penetration of independent pharmacies; (2) growth in market demands due to the aging demographics of the United States population; (3) a continued shift toward punch card usage. Sales of our OnDemand machines also increased in fiscal 2007 compared to the prior year. Independent pharmacies are those that are not affiliated with pharmacies that are national in scope, but rather rely on the relationships they have with nursing homes and assisted living facilities in a small geographic or demographic region. In addition, our revenue in Europe increased 111% over the prior year as a result of increased sales of consumable products in the UK to the long-term care and domiciliary markets, as well as revenue associated with the operations of BAF in the UK and Consilio in Germany.

Our gross margin declined slightly compared to the previous year due primarily to lower margins realized on OnDemand machines. Our SG&A expenses increased by approximately 16% primarily as a result of new sales and marketing efforts, the addition of personnel to accommodate the growth in our business and research and development expenses.

Our interest expense increased in the fiscal year ended March 31, 2007 compared to the fiscal year that ended March 31, 2006 because we added debt when we redeemed our convertible preferred stock in December 2006.

The information set forth below represents selected quarterly results of operations for each of the quarters in fiscal years ended March 31, 2007 and 2006.

	Fiscal Year Ended March 31, 2007			
	For The Three Months Ended			
	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007
	(In Thousands, Except Per Share Amounts) (Unaudited)			
Income Statement Data:				
Net Sales	$ 11,516	$ 12,856	$ 12,435	$ 14,288
Gross Profit	$ 4,304	$ 4,905	$ 4,740	$ 5,422
Net Income (Loss) Available to Common Stockholders	$ 381	$ 563	$ (3,832)	$ 764
Net Income (Loss) Per Basic Common Share	$ 0.06	$ 0.09	$ (0.63)	$ 0.12
Net Income (Loss) Per Diluted Common Share	$ 0.06	$ 0.09	$ (0.63)	$ 0.11

	Fiscal Year Ended March 31, 2006			
	For The Three Months Ended			
	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006
	(In Thousands, Except Per Share Amounts) (Unaudited)			
Income Statement Data:				
Net Sales	$ 9,496	$ 10,485	$ 11,028	$ 11,513
Gross Profit	$ 3,683	$ 4,079	$ 4,258	$ 4,191
Net Income Available to Common Stockholders	$ 272	$ 243	$ 626	$ 289
Net Income Per Basic Common Share	$ 0.05	$ 0.04	$ 0.10	$ 0.05
Net Income Per Diluted Common Share	$ 0.05	$ 0.04	$ 0.10	$ 0.05

FISCAL YEAR 2007 COMPARED TO FISCAL YEAR 2006

Results of Operations

Net Sales

Net sales for the fiscal year ended March 31, 2007, increased 20.2% to $51.1 million from $42.5 million in the prior year. Net sales increased in fiscal 2007 primarily as a result of an increase in consumable punch cards sold to existing and new customers in the United States, an increase in consumable punch cards sold in the United Kingdom and the sales of prepackaging machines in the United States. In addition, we acquired BAF in February 2006, therefore, net sales for the fiscal year ended March 31, 2007 included BAF for a full year, as opposed to only two months in the fiscal year ended March 31, 2006. Also, sales of OnDemand machines and MedLocker™ in the fiscal year ended March 31, 2007 increased compared to the same period the prior year.

Cost of Sales

Cost of sales for the fiscal year ended March 31, 2007, increased 20.7% to $31.7 million from $26.3 million in the prior year. Cost of sales as a percentage of net sales increased to 62.1% from 61.9% in the prior year. The increase in the cost of sales percentage resulted primarily from the fact that we experienced increases in our direct costs of materials and labor used in the manufacturing of our consumable products and prepackaging machines and higher factory overhead costs primarily associated with new personnel added in maintenance, supervision and quality control. We were able to partially offset those increases by raising our selling prices. In addition, the cost of sales associated with our OnDemand machines, as a percentage of net sales associated with these machines, is significantly higher than our consumable products and prepackaging machines. Consequently, our overall costs of sales, as a percentage of our total net sales, increases as the proportion of OnDemand machine sales to our total sales increases.

Selling, General and Administrative Expenses ("SG&A")

SG&A expenses for the fiscal year ended March 31, 2007, increased 16.3% to $12.5 million compared to $10.7 million in the prior year. The increase resulted primarily from the costs associated with our United Kingdom operations, which included a full year of costs incurred by BAF. In addition, selling costs associated with variable compensation programs, (i.e., commissions) increased in fiscal 2007 due to higher net sales. Also, we increased our marketing efforts by attending more tradeshows and created more sales literature to support our sales personnel. Our administrative costs increased in fiscal 2007 due primarily to expenses related to support costs associated with our OnDemand machine sales and research and development costs.

Depreciation and Amortization Expense

Depreciation and amortization expense for the fiscal year ended March 31, 2007 was $2.3 million compared to $2.3 million in the prior year. These expenses remained the same compared to the prior year because capital expenditures in fiscal year ended March 31, 2007 were approximately the same as the amount of capital assets that became fully depreciated.

Interest Expense

Interest expense for the fiscal year ended March 31, 2007 increased 15.5% to $372,000 compared to $322,000 the prior year. The increase resulted primarily from interest on bank debt that was added when we redeemed our convertible preferred stock in December 2006.

Income Tax Expense

Income tax expense for the fiscal year ended March 31, 2007, increased 37.4% to $1,641,000 compared to $1,194,000 the prior year. The increase resulted from higher pretax net income in fiscal 2007 compared to the prior year. Our effective tax rate in fiscal 2007 was 39.3% compared to 42.0% in fiscal 2006. The decrease results primarily from the fact that in fiscal 2006, we determined that we may be responsible for state and local income taxes in the certain states for periods prior to fiscal 2006, and we recorded income tax expense for those states for prior years, as well as the current year.

Series A Preferred Stock Dividends

In December 2006, we entered into an agreement with an investor to redeem 2,000 shares of its convertible preferred stock. The convertible preferred stock had been outstanding since 2002, paid a dividend of 11 percent, or $220,000 annually, and was convertible into 847,457 shares of common stock. We paid the investor approximately $6.5 million, or $7.65 per common share equivalent, as well as a $20,000 transaction fee, to fully redeem all of the outstanding shares of convertible preferred stock held by the investor and completely satisfy all of its obligations under the convertible preferred stock agreement.

We recorded a constructive dividend of approximately $4.5 million, or $0.74 per diluted common share, associated with the redemption which represents the amount by which the payment to the investor exceeded the carrying value of the convertible preferred stock on the date of redemption. The payment was funded with the proceeds of an overadvance term loan provided by our secured lender.

FISCAL YEAR 2006 COMPARED TO FISCAL YEAR 2005

Results of Operations

Net Sales

Net sales for the fiscal year ended March 31, 2006, increased 5.7% to $42.5 million from $40.2 million in the prior year. Net sales increased in fiscal 2006 primarily as a result of an increase in consumable punch cards sold to existing and new customers in the United States, an increase in consumable punch cards and machines sold in the United Kingdom and the sales of prepackaging machines in the United States. These increases were partially offset by a decline in sales of our OnDemand systems.

Cost of Sales

Cost of sales for the fiscal year ended March 31, 2006, increased 5.9% to $26.3 million from $24.8 million in the prior year. Cost of sales as a percentage of net sales increased to 61.9% from 61.8% in the prior year. The increase in the cost of sales percentage resulted primarily from the fact that we experienced increases in our direct costs of materials and labor used in the manufacturing of our consumable products and prepackaging machines and higher factory overhead costs primarily associated with new personnel added in maintenance, supervision and quality control. We were able to partially offset those increases by raising our selling prices. As a result, our product margin on these products, as a percentage of net sales, remained fairly stable.

Selling, General and Administrative Expenses ("SG&A")

SG&A expenses for the fiscal year ended March 31, 2006, increased 10.5% to $10.7 million compared to $9.7 million in the prior year. The increase resulted primarily from the costs associated with additional personnel and benefit costs for employees that were added to support our overall growth and costs associated with our United Kingdom operations.

In addition, selling costs associated with variable compensation programs, (i.e., commissions) increased in fiscal 2006 due to higher net sales. Also, we increased our marketing efforts by attending more tradeshows and created more sales literature to support our sales personnel. Our administrative costs increased in fiscal 2006 due primarily to expenses related to insurance, auditing, tax services and securities law compliance.

Depreciation and Amortization Expense

Depreciation and amortization expense for the fiscal year ended March 31, 2006, increased 20.1% to $2.3 million compared to $1.9 million in the prior year. The increase resulted primarily from the fact that in our second quarter of fiscal 2006, we recorded a charge of $399,000 related to a physical inventory count that we performed of fixed assets after we moved to our new facility.

Interest Expense

Interest expense for the fiscal year ended March 31, 2006 decreased 47.5% to $322,000 compared to $613,000 the prior year. The decrease resulted primarily from lower debt levels in fiscal 2006 compared to fiscal 2005 and was partially offset by higher interest rates on variable rate debt.

Original Issue Discount

Original issue discount for the fiscal year ended March 31, 2006 decreased to $0 compared to $1,303,000 in the prior year. This decrease resulted primarily from the fact that in the previous year, we repaid a $4,000,000 subordinated note. At that time, the remaining original issue discount ($741,000) and financing costs associated with that note ($420,000) were completely written off.

Other Income

We had no other income in fiscal 2006. In fiscal 2005, we realized $400,000 of other income when we determined that a liability associated with a former wholly owned subsidiary would not be payable.

Income Tax Expense

Income tax expense for the fiscal year ended March 31, 2006, increased 23.9% to $1,194,000 compared to $964,000 the prior year. The increase resulted from higher pretax net income in fiscal 2006 compared to the prior year. Our effective tax rate in fiscal 2006 was 42.0% compared to 42.7% in fiscal 2005. The decrease results primarily from the fact that in fiscal 2005, we wrote off the original issue discount associated with the subordinated debt, which we repaid. The remaining amount of original issue discount for tax purposes was different than the amount we had recorded on our balance sheet. When we wrote off the original issue discount, the deduction on our tax return was lower than the expense recorded in our statement of earnings, and therefore, this permanent difference resulted in a higher effective tax rate. In addition, our state and local income taxes increased in 2006 compared to fiscal 2005 when we established a reserve for potential obligations to various states.

Series A Preferred Stock Dividends

The terms of our Series A Preferred Stock include the payment of quarterly dividends at the rate of 11% per annum. The amount of preferred stock dividends that accrued during each of the fiscal years 2006 and 2005 was $222,000 and $220,000, respectively. The dividends are payable in cash or shares of Series A Preferred Stock at our option and are cumulative. All dividends accrued in the fiscal years ended March 31, 2006 and 2005 were paid in cash.

LIQUIDITY AND CAPITAL RESOURCES

Our operations provided $4.5 million in the fiscal year ended March 31, 2007, compared to $6.0 million the prior year. Although our EBITDA increased in fiscal 2007 compared to fiscal 2006, we used more cash to support our working capital needs primarily related to deposits and advances we made to our outsourced manufacturing company that produces OnDemand machines, as well as increases in our accounts receivable and inventory that results from increased net sales.

Investing activities used $3.0 million during the fiscal year ended March 31, 2007, compared to $2.9 million the prior year. The increase results primarily from the fact that we purchased approximately $800,000 more in capital assets in fiscal 2007 compared to fiscal 2006, however, we expended approximately $750,000 less on acquisitions of new companies in fiscal 2007 compared to the prior year.

Financing activities used $1.5 million during the fiscal year ended March 31, 2007 compared to $3.0 million the prior year. The decrease results from the fact that we used our revolving line of credit facility during fiscal 2007 to fund our working capital needs, and as a result made lower payments on it than the prior year.

We had working capital of $6.7 million at March 31, 2007, compared to $7.9 million at March 31, 2006. The decrease in working capital resulted primarily from the amount of our long-term debt that is payable in the following fiscal year at the end of fiscal 2007 compared to the end of fiscal 2006 due to the normal amortization schedule of term loans, as well as new bank debt added to fund the redemption of our convertible preferred stock in December 2006.

We do not maintain significant cash balances because available cash is used to pay down our revolving line of credit. Cash on hand of $292,000 and $447,000 at March 31, 2007 and 2006, respectively, is held in banks located in the United Kingdom and Germany. We view the excess availability on our line of credit as our cash reserve. At March 31, 2007, we had approximately $3.4 million available on our revolving line of credit.

In December 2006, we entered into an agreement with an investor to redeem 2,000 shares of its convertible preferred stock. The convertible preferred stock had been outstanding since 2002, paid a dividend of 11 percent, or $220,000 annually, and was convertible into 847,457 shares of common stock. We paid the investor approximately $6.5 million, or $7.65 per common share equivalent, as well as a $20,000 transaction fee, to fully redeem all of the outstanding shares of convertible preferred stock held by the investor and completely satisfy all of its obligations under the convertible preferred stock agreement.

We recorded a constructive dividend of approximately $4.5 million, or $0.74 per diluted common share, associated with the redemption which represents the amount by which the payment to the investor exceeded the carrying value of the convertible preferred stock on the date of redemption. The payment was funded with the proceeds of an over-advance term loan provided by our secured lender.

Our revolving line of credit and bank term loans are collateralized by a first security interest in all of our assets.

The revolving line of credit allows for borrowings based upon advance rates that are applied to our eligible accounts receivable and inventory at the prime rate, currently 8.25%, or LIBOR plus 2.25%. The equipment secured loan is repayable over a three-year period with interest at the prime rate plus 0.5% or LIBOR plus 2.75%.

The revolving line of credit and term loans contain provisions that require us to maintain certain financial covenants that, among other things, require the maintenance of minimum tangible net worth and debt service coverage ratios, limit the amount of capital expenditures and require lender approval for certain matters. We were in compliance with all provisions of the loan agreements as of March 31, 2007.

Our short-term and long-term liquidity is primarily dependent on our ability to generate cash flow from operations. Inventory levels may change based upon our success in selling our OnDemand systems. Increases in net sales may result in corresponding increases in accounts receivable. Cash flow from operations and borrowing availability on the revolving line of credit is anticipated to support anticipated increases in accounts receivable and inventory.

We believe that the cash generated from operations during the next fiscal year and our available lines of credit will be sufficient to meet our working capital and capital expenditure requirements.

OFF-BALANCE SHEET ARRANGEMENTS

In accordance with the definition under SEC rules, the following qualify as off-balance sheet arrangements:

- any obligation under certain guarantee contracts;
- a retained or contingent interest in assets transferred to an unconsolidated entity or similar entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets;

- any obligation, including a contingent obligation, under a contract that would be accounted for as derivative instruments; and

- any obligation, arising out of a variable interest in an unconsolidated entity that is held by, and material to, the registrant, where such entity provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

We currently do not have any off-balance sheet arrangements as defined above.

CONTRACTUAL OBLIGATIONS

Summarized below are our obligations and commitments to make future payments under certain contractual obligations as of March 31, 2007:

Contractual Obligations	Total	Less Than 1 Year	1 - 3 Years	4 - 5 Years	More Than 5 Years
			(In Thousands)		
Long-Term Debt	$ 8,066	$ 2,669	$ 5,397	$ -	$ -
Capital Leases	$ 210	$ 106	$ 104	$ -	$ -
Operating Leases	$ 8,058	$ 1,012	$ 1,706	$ 1,651	$ 3,689
Interest	$ 897	$ 330	$ 567	$ -	$ -

ESTIMATES AND CRITICAL ACCOUNTING POLICIES

The preparation of our consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and revenue and expenses for the respective period-ended for such statements. The determination of estimates requires the use of judgment since future events and their affect on our operations cannot be determined with absolute certainty. Actual results typically differ from these estimates in some fashion, and at times, these variances may be material to our financial statements. Our management continually evaluates its estimates and assumptions, which are based on historical experience and other factors that are believed to be reasonable under these circumstances. These estimates and our actual results are subject to the risk factors listed above under "Item 1. Business". Nevertheless, our management believes the following items involve a higher degree of complexity and, judgment and therefore, has commented on these items below.

Revenue Recognition

The Company recognizes revenue on the sale of machines, other than OnDemand machines, and all consumables when title and risk of loss to the products shipped has transferred to the customer. The Company recognizes revenue related to the sale of its OnDemand machines as prescribed in SOP 97-2 "Software Revenue Recognition" because the software component of the OnDemand machine is significant and not incidental to the value and functionality of the machine. In addition, the sale of an OnDemand machine represents an arrangement that encompasses multiple deliverables and therefore each deliverable represents a separate unit of accounting. The separate deliverables are comprised of (a) the OnDemand machine installed at the customers location; (b) the user training; (c) certain component parts that are sold separately, principally cassettes that hold medications; and (d) maintenance. These separate deliverables are incidental to the functionality of the machine. The vendor specific objective evidence (VSOE) of fair value of the deliverables outlined in (b-d) has been determined based upon the value of these deliverables if they were sold separately. The fair value of the deliverable outlined in (a) has been determined using the residual method which equals the total selling price of the OnDemand machine, including installation, training and cassettes, less the aggregate fair value of (b-d). The terms of the sale arrangement for an OnDemand machine is typically FOB shipping point, at which time title and risk of loss transfers to the customer, however, because the installation of the machine is essential to the functionality of the machine the recognition of any of the revenue associated with the machine is deferred until the machine is installed. For those cassettes that are provided to the customer after the OnDemand machine is installed, the revenue associated with those cassettes is recognized upon their delivery. When the training is performed, the Company recognizes the revenue associated with the training.

Valuation of Accounts Receivable

Trade accounts receivable are recorded based upon the invoiced amount, are generally not interest bearing and are considered past due when full payment is not received by the specified credit terms. We do not typically require collateral when granting credit; however, customer credit worthiness is reviewed prior to granting credit. We normally estimate the uncollectibility of its accounts receivable. We consider many factors when making its estimates, including analyzing accounts receivable and historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in its customer payment terms when evaluating the adequacy of the reserve for uncollectible accounts. We review the status of our accounts monthly, assessing the customer's ability to pay. When a specific account is deemed uncollectible, the account is written off against the reserve for uncollectible accounts. As of March 31, 2007 and 2006, we have established an allowance for doubtful accounts of approximately $149,000 and $236,000, respectively, to account for estimated uncollectible accounts.

Inventory Obsolescence Valuation Allowance

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out ("FIFO") method. The elements of costs included in the valuation of inventory are the direct costs associated with materials purchased, direct labor expended to manufacture the inventory and an allocation of general overhead expenses incurred to operate the manufacturing facilities. The allowance for inventory obsolescence and slow moving inventory is reviewed on a regular basis. We review various information related to the age and turnover of specific inventory items to assist in our assessment. As of March 31, 2007 and 2006, We have established an inventory valuation allowance of approximately $340,000 and $192,000, respectively, to account for the estimated loss in value of inventory due to obsolescence.

Self-Insurance Plan Reserve

We established a reserve for unpaid medical claims of approximately $95,000 and $90,000 at March 31, 2007 and 2006, respectively. Management reviews claims history information provided to it by the third-party administrator of the self insured plan on a regular basis and believes that the reserve is sufficient to respond to the claims that may be incurred by the participants in the plan.

Deferred Tax Asset Valuation Allowance

Our deferred tax asset is comprised primarily of reserves and allowances. We believe that it is more likely than not that the income tax benefits associated with these items will be realized in the future, and based upon these expectations regarding the realization of the tax benefits, management has not established a valuation allowance for our deferred tax asset.

Impairment Valuations

Long-lived assets and certain identifiable intangibles that are held and used by us are reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount of these assets may not be recoverable in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*". In performing the review for recoverability, we estimate the future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the assets, an impairment loss may be recognized based on a discounted cash flow analysis. We evaluate the recoverability of goodwill annually and take into account events or circumstances that warrant estimates of useful lives or indicate that an impairment exists. There were no impairment losses in 2007, 2006 and 2005.

Product Development

All costs incurred subsequent to the completion of research and development activities associated with a product's hardware components and the software components achievement of technological feasibility are capitalized until the product is available for general release to customers. Product development costs are generally amortized over a five-year period beginning on the date the product is released for sale to customers. On a quarterly basis, we review the viability and recoverability of these project costs.

Estimated Liabilities

We make a number of estimates in the ordinary course of business. Historically, past changes to these estimates have not had a material impact on our financial condition. However, circumstances could change, which would alter future financial information based upon a change in estimated versus actual results.

We are subject to various matters of litigation in the ordinary course of business. As the outcome of any litigation is unknown, management estimates the potential amount of liability, if any, in excess of any applicable insurance coverage, based on historical experience and/or the best estimate of the matter at hand. Significant changes in estimated amounts could occur. To date, we have not had to pay any legal settlements in excess of existing insurance coverage.

Warranty

We establish a reserve for warranty costs we may incur during the warranty period that is provided for in the machine sales agreements (generally six months) with our customers. Warranty and service costs incurred during the periods ended March 31, 2007, 2006 and 2005, totaled approximately $416,000, $310,000 and $224,000, respectively.

Recent Accounting Pronouncements

In July 2006, FASB issued FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes: an Interpretation of FAS No. 109*. Interpretation 48, which clarifies FAS No. 109, *Accounting for Income Taxes*, establishes the criterion that an individual tax position has to meet for some or all of the benefits of that position to be recognized in the Company's financial statements. On initial application, Interpretation 48 will be applied to all tax positions for which the statute of limitations remains open. Only tax positions that meet the more-likely-than-not recognition threshold at the adoption date will be recognized or continue to be recognized. The cumulative effect of applying Interpretation 48 will be reported as an adjustment to retained earnings at the beginning of the period in which it is adopted. Interpretation 48 is effective for fiscal years beginning after December 15, 2006, and will be adopted by the Company on April 1, 2007. The Company is in the process of finalizing its analysis and believes that the adoption of Interpretation 48 will result in an adjustment to reduce retained earnings and increase liabilities by at least $400,000.

In June 2006, the Emerging Issues Task Force reached a consensus on Issue No. 06-3 ("EITF 06-3"), "Disclosure Requirements for Taxes Assessed by a Governmental Authority on Revenue-Producing Transactions." The consensus allows companies to choose between two acceptable alternatives based on their accounting policies for transactions in which the company collects taxes on behalf of a governmental authority, such as sales taxes. The guidance should be applied to financial reports through retrospective application for all periods presented, if amounts are significant, for interim and annual reporting beginning after February 1, 2007 and will be adopted by the Company April 1, 2007. We do not expect the adoption of EITF 06-3 to have a material effect on our consolidated financial statements.

In September 2006, the FASB issued FAS No. 157, *Fair Value Measurements.* FAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. FAS No. 157 is effective for fiscal years beginning after November 15, 2007, the year beginning April 1, 2008 for the Company. The Company is currently reviewing the provisions of FAS No. 157 to determine the impact on its consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 provides guidance regarding the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of materiality assessments. The method established by SAB No. 108 requires each of our financial statements and the related financial statement disclosures to be considered when quantifying and assessing the materiality of the misstatement. The provisions of SAB No. 108 apply to our financial position and results of operations for the fiscal year ended March 31, 2007 and did not have a material impact on our financial position or results of operations.

In February 2007, the FASB issued FAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. FAS No. 159 will be effective for the Company on April 1, 2008. The Company is currently evaluating the impact of adopting FAS No. 159 on its financial position, cash flows, and results of operations.

A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and various regulatory agencies. Because of the tentative and preliminary nature of these proposed standards, management has not determined whether implementation of such proposed standards would be material to the Company's consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is exposed to the impact of interest rate changes as borrowings under its Senior Credit Agreement bears interest at variable interest rates. A 1% change in interest rates up or down would have affected the Company's income statement on an annual basis by approximately $78,000 at the variable-rate outstanding level of debt at March 31, 2007.

In addition, the Company is exposed to foreign rate changes of the British Pound and Euro as it impacts the net asset value of its subsidiaries located in the United Kingdom and Germany. The Company believes that the exposure to foreign currency translation and transaction gains or losses is minimal.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements, notes thereto and the report of Grant Thornton LLP, our independent registered public accountants, are set forth on the pages indicated at Item 15 and are incorporated into this item by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our chief executive officer and chief financial officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for MTS. Accordingly, our chief executive officer and chief financial officer designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under their supervision, to ensure that material information relating to MTS, including our consolidated subsidiaries, is made known to our chief executive officer and chief financial officer by others within those entities. We regularly evaluate the effectiveness of disclosure controls and procedures and report our conclusions about the effectiveness of the disclosure controls quarterly on our Form 10-Q and annually on our Form 10-K. Based upon the evaluation for the period ended March 31, 2007, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective, as of the end of the period ended March 31, 2007 in ensuring that material information relating to the Company required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to management, including the chief executive officer and the chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Our management has concluded that the Consolidated Financial Statements fairly state, in all material respects, our financial condition, results of operations and cash flows for the periods presented in conformity with generally accepted accounting principles.

Changes in Internal Controls

During the fiscal year ended March 31, 2006, we determined that there were two material weaknesses in the design or operation of internal controls over financial reporting. During the fiscal year ended March 31, 2007, the Company instituted new policies and took certain steps to remediate those weaknesses.

There has not been any significant change in our internal control over financial reporting identified in connection with the evaluation that occurred during the fiscal year ended March 31, 2007 other than described above, that has materially affected, or is reasonably likely to materially affect, those controls.

Limitations on the Effectiveness of Controls

Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls and internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.

The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events occurring. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B. OTHER INFORMATION

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated herein by reference to the information included in our definitive proxy statement, which will be filed by us within 120 days after the end of our 2007 fiscal year.

Code of Ethics and Business Conduct

Our commitment to ethical business conduct is a fundamental shared value of our board of directors, management and employees and critical to our success. On June 26, 2003, we adopted a Code of Business Conduct and Ethics (the "Code") applicable to all of our employees, consultants, agents and representatives. The Code provides that our representatives will uphold our ethical standards as vigorously as they pursue our financial objectives, and that honesty and integrity will not be compromised by our representatives anywhere at any time. A copy of the Code is posted on our web site www.mts-mt.com, and is available, free of charge upon request by contacting the Company at ir@mts-mt.com.

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this code of ethics, as it relates to our CEO, CFO or controller by posting such information on our web site, at the address specified above. Information contained in our web site, whether currently posted or posted in the future, is not part of this document or the documents incorporated by reference in this document.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference to the information included in our definitive proxy statement, which will be filed within 120 days after the end of our 2007 fiscal year.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated herein by reference to the information included in our definitive proxy statement, which will be filed within 120 days after the end of our 2007 fiscal year.

Information regarding equity compensation plans required by this item is included in Item 5 of Part II of this report and is incorporated into this item by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated herein by reference to the information included in our definitive proxy statement, which will be filed within 120 days after the end of our 2007 fiscal year.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated herein by reference to the information included in our definitive proxy statement, which will be filed within 120 days after the end of our 2007 fiscal year.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as part of this report:

1. **Financial Statements**. The consolidated financial statements, and related notes thereto, of MTS with the independent auditors' report thereon are included in Part IV of this Report on the pages indicated by the Index to Financial Statements and Schedule beginning on page 55 of this report.

2. Schedules not listed in the Index to Financial Statements have been omitted because they are not applicable, not required, or the information required to be set forth therein is included in the consolidated financial statements or notes thereto.

3. For Exhibits, see Item 15(b) below.

(b) **List of Exhibits**. The exhibits listed on the Exhibits Index set forth below are filed as part of, or incorporated by reference into this report.

(c) **Financial Statement Schedules**. See Item 15(a) above.

MTS MEDICATION TECHNOLOGIES, INC.

INDEX TO FINANCIAL STATEMENTS

All other schedules are omitted since the required information is not present in amount sufficient to require submission of the schedule or because the information required is included in the financial statements and notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
MTS Medication Technologies, Inc.

We have audited the accompanying consolidated balance sheets of MTS Medication Technologies, Inc. (a Delaware corporation) and Subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended March 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MTS Medication Technologies, Inc. and Subsidiaries as of March 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment*, effective April 1, 2006.

/s/ GRANT THORNTON LLP
Tampa, Florida
June 28, 2007

MTS MEDICATION TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2007 AND 2006
(In Thousands)

ASSETS

	2007	2006
Current Assets:		
Cash	$ 292	$ 447
Accounts Receivable, Net	9,194	7,148
Inventories, Net	5,767	5,279
Prepaids and Other	926	359
Deferred Tax Asset	271	1,277
Total Current Assets	16,450	14,510
Property and Equipment, Net	5,344	5,015
Goodwill	740	480
Other Intangible Assets, Net	808	467
Other Assets, Net	2,507	2,610
Total Assets	$ 25,849	$ 23,082

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
Current Liabilities:		
Accounts Payable and Accrued Liabilities	$ 7,024	$ 5,589
Current Maturities of Long-Term Debt	2,447	698
Current Maturities of Related Party Note Payable	328	308
Total Current Liabilities	9,799	6,595
Long-Term Debt, Less Current Maturities	5,395	2,727
Related Party Note Payable, Less Current Maturities	106	434
Other Liabilities	283	317
Deferred Tax Liability	553	576
Total Liabilities	16,136	10,649
Stockholders' Equity:		
Preferred Stock	-	2
Common Stock	62	60
Capital In Excess of Par Value	8,736	13,887
Accumulated Other Comprehensive Income	254	91
Retained Earnings (Accumulated Deficit)	989	(1,279)
Treasury Stock	(328)	(328)
Total Stockholders' Equity	9,713	12,433
Total Liabilities and Stockholders' Equity	$ 25,849	$ 23,082

The accompanying notes are an integral part of these financial statements.

MTS MEDICATION TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED MARCH 31, 2007, 2006 AND 2005
(In Thousands; Except Earnings Per Share Amounts)

	2007	2006	2005
Net Sales	$ 51,095	$ 42,522	$ 40,224
Costs and Expenses:			
Cost of Sales	31,736	26,311	24,841
Selling, General and Administrative	12,461	10,711	9,697
Depreciation and Amortization	2,354	2,332	1,912
Total Costs and Expenses	46,551	39,354	36,450
Operating Income	4,544	3,168	3,774
Other Expenses (Income):			
Interest Expense	372	322	613
Amortization of:			
Financing Costs	-	-	500
Original Issue Discount	-	-	803
Other Income	-	-	(400)
Total Other Expenses	372	322	1,516
Income Before Taxes	4,172	2,846	2,258
Income Tax Expense	1,641	1,194	964
Net Income	2,531	1,652	1,294
Convertible Preferred Stock Dividends	151	222	220
Constructive Dividend Related to Redemption of Convertible Preferred Stock	4,504	-	-
Net (Loss) Income Available to Common Stockholders	$ (2,124)	$ 1,430	$ 1,074
Net (Loss) Income Per Basic Common Share	$ (0.35)	$ 0.24	$ 0.19
Net (Loss) Income Per Diluted Common Share	$ (0.35)	$ 0.23	$ 0.18

The accompanying notes are an integral part of these financial statements.

MTS MEDICATION TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
YEARS ENDED MARCH 31, 2007, 2006 AND 2005
(In Thousands; Except Shares)

	Preferred Stock $.001 Par Value		Common Stock $.01 Par Value		Capital In Excess of Par Value	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Treasury Shares	Treasury Stock	Total Stockholders' Equity
	Shares	Amount	Shares	Amount						
Balance March 31, 2004	2,000	$2	4,863,180	$49	$12,345	$81	($4,225)	(60)	($328)	$7,924
Tax Benefit of Stock Option Exercises					506					506
Exercise of Stock Options and Warrants			923,100	9	642					651
Stock Grants Issued			50,000	1	351					352
Acceleration of Option Vesting					10					10
Convertible Preferred Stock Dividends					(220)					(220)
Comprehensive Income:										
Net Income							1,294			1,294
Foreign Currency Translation Adjustment						71				71
Total Comprehensive Income										1,365
Balance March 31, 2005	2,000	$2	5,836,280	$59	$13,634	$152	($2,931)	(60)	($328)	$ 10,588
Tax Benefit of Stock Option Exercises					187					187
Exercise of Stock Options and Warrants			175,785	1	259					260
Stock Grants Issued			5,000	-	29					29
Convertible Preferred Stock Dividends					(222)					(222)
Comprehensive Income:										
Net Income							1,652			1,652
Foreign Currency Translation Adjustment						(61)				(61)
Total Comprehensive Income										1,591
Balance March 31, 2006	2,000	$2	6,017,065	$60	$13,887	$91	($1,279)	(60)	($328)	$ 12,433
Tax Benefit of Stock Option Exercises					212					212
Exercise of Stock Options			221,600	2	860					862
Stock Grants Issued			5,000	-	31					31
Share-Based Compensation					115					115
Redemption of Preferred Stock	(2,000)	(2)			(6,218)		(263)			(6,483)
Convertible Preferred Stock Dividends					(151)					(151)
Comprehensive Income:										
Net Income							2,531			2,531
Foreign Currency Translation Adjustment						163				163
Total Comprehensive Income										2,694
Balance March 31, 2007	-	$ -	6,243,665	$62	$8,736	$254	$989	(60)	($328)	$9,713

The accompanying notes are an integral part of this financial statement.

MTS MEDICATION TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	2007	2006	2005
Operating Activities			
Net Income	$ 2,531	$ 1,652	$ 1,294
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	2,354	2,332	1,912
Amortization of Deferred Financing Costs	-	-	500
Tax Benefit of Options Exercised	(212)	-	-
Deferred Income Taxes	823	1,033	953
Amortization of Original Issue Discount	-	-	803
Product Development Costs Written Off	-	187	-
Restricted Stock Grant Awarded	31	29	352
Acceleration of Option Vesting	-	-	10
Share-Based Compensation	115	-	-
Amortization of Lease Incentive	(33)	(33)	(17)
Lease Incentive Received	-	-	400
Loss on Disposal of Equipment	17	67	-
Changes in Assets and Liabilities, Net of Acquisitions:			
Accounts Receivable	(1,810)	210	(160)
Inventories	(244)	(213)	(1,075)
Prepaids and Other	(558)	(271)	340
Accounts Payable and Other Accrued Liabilities	1,449	1,004	(339)
Total Adjustments	1,932	4,345	3,679
Net Cash Provided by Operating Activities	4,463	5,997	4,973
Investing Activities			
Expended for Acquisition of Businesses Net of Cash Acquired	(453)	(1,201)	-
Expended for Property and Equipment	(1,831)	(1,054)	(1,952)
Expended for Product Development	(511)	(546)	(606)
Expended for Patents and Other Assets	(167)	(50)	(77)
Proceeds from Sale of Property and Equipment	4	-	-
Net Cash Used by Investing Activities	(2,958)	(2,851)	(2,635)
Financing Activities			
Payments on Notes Payable and Long-Term Debt	(1,259)	(440)	(721)
Payments on Related Party Note Payable	(308)	(289)	(227)
Paydowns on Revolving Line of Credit	(46,781)	(43,656)	(45,038)
Advances on Revolving Line of Credit	46,027	41,341	46,380
Expended for Financing Costs	(30)	(26)	(106)
Payments on Subordinated Notes	-	-	(4,000)
Borrowing on Term Loans	6,400	-	1,200
Tax Benefit of Options Exercised	212	-	-
Proceeds from Exercise of Stock Options	862	260	653
Dividends on Convertible Preferred Stock	(151)	(222)	(220)
Redemption of Preferred Stock	(6,483)	-	-
Net Cash Used by Financing Activities	(1,511)	(3,032)	(2,079)
Effect of Exchange Rate Changes on Cash	(149)	(40)	55
Net (Decrease) Increase in Cash	(155)	74	314
Cash at Beginning of Period	447	373	59
Cash at End of Period	$ 292	$ 447	$ 373

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - BACKGROUND INFORMATION

MTS Medication Technologies™, Inc., a Delaware corporation (the "Company" or "MTS"), was incorporated in March 1984. The Company is a holding company that operates through its subsidiaries, MTS Packaging Systems, Inc.™ ("MTSP"), MTS Medication Technologies International™, Ltd. ("MTS Limited"), BAF Printers, Ltd. ("BAF") and Consilio, GmbH ("Consilio").

MTS primarily manufactures and sells consumable medication punch cards, packaging equipment and ancillary products throughout the United States. Its customers are predominantly pharmacies that supply nursing homes, assisted living and correctional facilities with prescription medications for their patients. MTS manufactures its proprietary consumable punch cards and packaging equipment in its own facilities and also uses third parties to manufacture packaging equipment. This manufacturing process uses integrated equipment for manufacturing the consumable medication punch cards. The consumable medication punch cards and packaging equipment are designed to provide a cost effective method for pharmacies to dispense medications. The Company's medication dispensing systems and products provide innovative methods for dispensing medications in consumable packages. MTS Limited distributes products for MTS in the United Kingdom. In February 2006, the Company acquired BAF, a United Kingdom based manufacturer of bags and labels for pharmacies. In February 2007, the Company acquired Consilio, a distributor of consumable packages in Germany.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, MTSP, MTS Limited, BAF and Consilio. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Cash

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. As of March 31, 2007 and 2006, the Company's cash includes the United States dollar equivalent of approximately $292,000 and $447,000, respectively, maintained in banks primarily in the United Kingdom. There were no cash equivalents for all periods presented.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out ("FIFO") method. The elements of costs included in the valuation of inventory are the direct costs associated with materials purchased, direct labor expended to manufacture the inventory and an allocation of general overhead expenses incurred to operate the manufacturing facilities. The allowance for inventory obsolescence and slow moving inventory is reviewed on a regular basis. The Company reviews various information related to the age and turnover of specific inventory items to assist its assessment. As of March 31, 2007 and 2006, the Company established an inventory valuation allowance of approximately $340,000 and $192,000, respectively, to account for the estimated loss in value of inventory due to obsolescence.

Warranty

The Company establishes a reserve for warranty costs it may incur during the warranty period that is provided for in the machine sales agreements with its customers. The warranty period is generally for a six-month period. Warranty and service costs incurred during the periods ended March 31, 2007, 2006 and 2005 totaled approximately $416,000, $310,000 and $224,000, respectively. The reserve is an estimate based on historical trends, the number of machines under warranty, the cost of replacement parts and the expected reliability of the Company's products. Warranty and service costs are charged against the accrual when incurred.

Revenue Recognition

The Company recognizes revenue on the sale of machines, other than OnDemand machines, and all consumables when title and risk of loss to the products shipped has transferred to the customer. The Company recognizes revenue related to the sale of its OnDemand machines as prescribed in SOP 97-2 "Software Revenue Recognition" because the software component of the OnDemand machine is significant and not incidental to the value and functionality of the machine. In addition, the sale of an OnDemand machine represents an arrangement that encompasses multiple deliverables and therefore each deliverable represents a separate unit of accounting. The separate deliverables are comprised of (a) the OnDemand machine installed at the customers location; (b) the user training; (c) certain component parts that are sold separately, principally cassettes that hold medications; and (d) maintenance. These separate deliverables are incidental to the functionality of the machine. The vendor specific objective evidence (VSOE) of fair value of the deliverables outlined in (b-d) has been determined based upon the value of these deliverables if they were sold separately. The fair value of the deliverable outlined in (a) has been determined using the residual method which equals the total selling price of the OnDemand machine, including installation, training and cassettes, less the aggregate fair value of (b-d). The terms of the sale arrangement for an OnDemand machine is typically FOB shipping point, at which time title and risk of loss transfers to the customer, however, because the installation of the machine is essential to the functionality of the machine the recognition of any of the revenue associated with the machine is deferred until the machine is installed. For those cassettes that are provided to the customer after the OnDemand machine is installed, the revenue associated with those cassettes is recognized upon their delivery. When the training is performed, the Company recognizes the revenue associated with the training.

Revenue includes certain amounts invoiced to customers for freight and handling charges. The Company includes the actual cost of freight and handling incurred in cost of sales.

Revenue is reported net of rebates and discounts provided to customers. Rebates are generally determined based upon pricing agreements that offer certain customers incentives to purchase products from the Company. Discounts are provided from time to time primarily to compensate customers for inconveniences caused by late shipments, defective product or pricing errors. Rebates and discounts were $1,522,000, $1,502,000 and $1,340,000 for fiscal years 2007, 2006 and 2005, respectively. Rebates and discounts are recorded at the time they are earned by the customer.

There were two customers whose sales accounted for approximately 23%, 22% and 23% of net sales for fiscal years 2007, 2006 and 2005, respectively.

Accounts Receivable

Accounts receivable includes amounts due from insurance companies for claims made pursuant to the reinsurance policies in effect for the self-insurance medical health benefit plan and trade accounts receivable.

Trade accounts receivable are recorded based upon the invoiced amount, are generally not interest bearing and are considered past due when full payment is not received by the specified credit terms. The invoiced amounts generally include any taxes due to various states that the Company collects from the customer and remits to the appropriate state. The Company does not typically require collateral when granting credit; however, customer credit worthiness is reviewed prior to granting credit. The Company continually estimates the uncollectibility of its accounts receivable. The Company considers many factors when making its estimates, including analyzing accounts receivable and historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in its customer payment terms when evaluating the adequacy of the reserve for uncollectible accounts. The Company reviews the status of its accounts monthly, assessing the customer's ability to pay. When a specific account is deemed uncollectible, the account is written off against the reserve for uncollectible accounts. As of March 31, 2007 and 2006, the Company has established an allowance for doubtful accounts of approximately $149,000 and $236,000, respectively, to account for estimated uncollectible accounts.

Property and Equipment

Property and equipment are recorded at cost. Additions to, and major improvements of, property and equipment are capitalized. Maintenance and repair expenditures are charged to expense as incurred. As property and equipment is sold or retired, the applicable cost and accumulated depreciation is eliminated from the accounts and any gain or loss is recorded. Depreciation of property and equipment is calculated using the straight-line method based upon the assets' estimated useful lives, which are generally three to seven years. Leasehold improvements are amortized over the shorter of the life of the asset or the remaining term of the lease. The Company uses accelerated methods of depreciation for tax purposes.

Research and Development and Product Development Costs

The Company expenses research and development costs as incurred. The Company incurred approximately $663,000, $432,000 and $139,000 in research and development costs during fiscal years 2007, 2006 and 2005, respectively.

All costs incurred subsequent to the completion of research and development activities associated with the product's hardware components and the software components achievement of technological feasibility are capitalized until the product is available for general release to customers. The Company initially classifies the construction costs of the first units produced for commercial use as product development costs prior to transferring certain of these costs to inventory. The Company capitalized approximately $511,000, $546,000 and $606,000 of product development costs during the years ended March 31, 2007, 2006 and 2005, respectively.

All remaining product development costs are generally amortized on a straight-line basis over a five (5) year period, the estimated useful life of the related asset. Amortization expense related to product development costs was approximately $502,000, $468,000 and $362,000 for the years ended March 31, 2007, 2006 and 2005, respectively.

At March 31, 2007 and 2006, the Company's capitalized product development costs, includes its OnDemand system, which represents $2,648,000 and $2,601,000, respectively, of the total gross capitalized product development costs. During the year ended March 31, 2007 and 2006, the Company sold eight (8) and four (4) OnDemand systems, respectively.

Other Assets - Patents

Other assets, primarily patents, are carried at cost less accumulated amortization. The cost of patents represents amounts paid to third parties, including legal costs associated with successfully defending or obtaining the patents. Amortization is being calculated on a straight-line basis over a three-year to seventeen-year period, the estimated useful life of the related asset.

Goodwill and Other Intangible Assets

The Company follows SFAS No. 142, *"Goodwill and Other Intangible Assets"*, and accordingly will not amortize goodwill, but will annually review it for impairment. Other intangible assets acquired in the BAF and Consilio acquisitions are amortized on a straight-line basis over a period ranging from seven to fifteen years, the estimated useful lives of the assets.

Valuation of Long-Lived Assets and Certain Identifiable Intangibles

Long-lived assets and certain identifiable intangibles that are held and used by the Company are reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount of these assets may not be recoverable in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"*. In performing the review for recoverability, the Company estimates the future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the assets, an impairment loss may be recognized based on a discounted cash flow analysis. There were no impairment losses in 2007, 2006 and 2005.

Earnings Per Share

Basic earnings per share are calculated by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding for the period and any warrants outstanding that are exercisable at a de minimus amount. Diluted earnings per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding for the period, adjusted for the dilutive effect of common stock equivalents, using the "treasury stock" method and the "if converted" method as it relates to the outstanding convertible preferred stock prior to redemption.

Income Taxes

Income taxes are provided for under the liability method in accordance with FASB No. 109, "Accounting for Income Taxes", whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Treasury Stock

The Company records its treasury stock at cost.

Share-Based Compensation

The Company awards share-based compensation as an incentive for employees to contribute to the Company's long-term success. Historically, the Company has issued options and restricted stock. At March 31, 2007, the Company had 2,100,000 shares of common stock authorized for awards of share-based compensation under its Stock Incentive Plan (the "Plan"). As of March 31, 2007, options to purchase 763,250 shares were outstanding and there were no options available for issuance under the Plan.

On April 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment ("FAS No. 123R"). Accordingly, the Company is now recognizing share-based compensation expense for all awards granted to employees, which is based on the fair value of the award on the date of grant. The Company adopted FAS No. 123R under the modified prospective transition method and, consequently, prior period results have not been restated. Under this transition method, in fiscal 2007, the Company's reported share-based compensation expense includes expense related to share-based compensation awards granted subsequent to April 1, 2006, which is based on the grant date fair value estimated in accordance with the provisions of FAS No. 123R, as well as any unrecognized compensation expense related to non-vested awards that were outstanding as of the date of adoption. Prior to April 1, 2006, the Company applied APB Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") in accounting for its employee share-based compensation and applied FAS No. 123 "Accounting for Stock Issued to Employees" ("FAS No. 123") for disclosure purposes only. Under APB 25, the intrinsic value method was used to account for share-based employee compensation plans and compensation expense was not recorded for awards granted with no intrinsic value. The FAS No. 123 disclosures include pro forma net earnings (loss) and earnings (loss) per share as if the fair value-based method of accounting had been used. Determining the appropriate fair value model and calculating the fair value of share-based compensation awards requires the input of certain highly complex and subjective assumptions, including the expected life of the share-based compensation awards, the Company's common stock price volatility, and the rate of employee forfeitures. The assumptions used in calculating the fair value of share-based compensation awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change and the Company deems it necessary to use different assumptions, share-based compensation expense could be materially different from what has been recorded in the current period.

For the year ended March 31, 2007, the Company recorded approximately $146,000 of pre-tax share-based compensation expense under FAS No. 123R, in selling and administrative expense in the Consolidated Statement of Earnings. This expense was offset by approximately $47,000 of tax benefits for non-qualified share–based compensation.

Stock Options and Restricted Stock

The following disclosures provide information regarding the Company's share-based compensation awards, all of which are classified as equity awards in accordance with FAS No. 123R:

Restricted Stock Awards - The Company grants restricted stock to certain executive employees in exchange for services performed, which is based on the terms of their respective employment agreements. The restricted shares issued are valued based on the value of the Company's common stock on the date of grant. During they years ended March 31, 2007, 2006 and 2005, the Company issued 5,000 shares of restricted common stock to its Chief Operating Officer as additional compensation under his employment agreement. The Company recorded share-based compensation expense in the amount of approximately $31,000 ($19,000 net of tax) during the year ended March 31, 2007 and approximately $29,000 ($18,000 net of tax) during the years ended March 31, 2006 and 2005 based on the fair value of the shares at the date of grant.

Stock Options and Warrants - The Company grants stock options to employees that allow them to purchase shares of the Company's common stock. Options are also granted to outside members of the Board of Directors of the Company. The Company determines the fair value of stock options at the date of grant using the Black-Scholes valuation model. Options generally vest immediately, however, the Company has granted options that vest over three years. The Company granted 21,750 options to members of the Board of Directors during the year ended March 31, 2007. Awards generally expire ten years after the date of grant. The Company issues new shares upon the exercise of stock options and warrants.

The Company has 5,900 warrants outstanding at an exercise price of $1.88 per share as of March 31, 2007, which expire in 2009. These warrants were issued in 1998 and no new warrants have been issued since that time. There has been no activity relating to the warrants during the year ended March 31, 2007.

During the year ended March 31, 2007, the Company received approximately $862,000 in cash from stock option exercises. A tax benefit of approximately $212,000 was recorded in the statement of changes in stockholders' equity. As of March 31, 2007, the Company has unrecognized compensation cost of approximately $19,000 expected to be recognized over the next three years for share-based awards granted.

Fair Value of Financial Instruments

The carrying amounts of cash, receivables, accounts payable and accrued liabilities approximate fair value because of the short-term nature of the items. The carrying amount of current and long-term portions of long-term debt approximates fair value since the interest rates approximate current prevailing market rates.

Recent Accounting Pronouncements

In July 2006, FASB issued FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes: an Interpretation of FAS No. 109.* Interpretation 48, which clarifies FAS No. 109, *Accounting for Income Taxes,* establishes the criterion that an individual tax position has to meet for some or all of the benefits of that position to be recognized in the Company's financial statements. On initial application, Interpretation 48 will be applied to all tax positions for which the statute of limitations remains open. Only tax positions that meet the more-likely-than-not recognition threshold at the adoption date will be recognized or continue to be recognized. The cumulative effect of applying Interpretation 48 will be reported as an adjustment to retained earnings at the beginning of the period in which it is adopted. Interpretation 48 is effective for fiscal years beginning after December 15, 2006, and will be adopted by the Company on April 1, 2007. The Company is in the process of finalizing its analysis and believes that the adoption of Interpretation 48 will result in an adjustment to reduce retained earnings and increase liabilities by at least $400,000.

In June 2006, the Emerging Issues Task Force reached a consensus on Issue No. 06-3 ("EITF 06-3"), "Disclosure Requirements for Taxes Assessed by a Governmental Authority on Revenue-Producing Transactions." The consensus allows companies to choose between two acceptable alternatives based on their accounting policies for transactions in which the company collects taxes on behalf of a governmental authority, such as sales taxes. The guidance should be applied to financial reports through retrospective application for all periods presented, if amounts are significant, for interim and annual reporting beginning after February 1, 2007 and will be adopted by the Company on April 1, 2007. We do not expect the adoption of EITF 06-3 to have a material effect on our consolidated financial statements.

In September 2006, the FASB issued FAS No. 157, *Fair Value Measurements.* FAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. FAS No. 157 is effective for fiscal years beginning after November 15, 2007, the year beginning April 1, 2008 for the Company. The Company is currently reviewing the provisions of FAS No. 157 to determine the impact on its consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 provides guidance regarding the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of materiality assessments. The method established by SAB No. 108 requires each of our financial statements and the related financial statement disclosures to be considered when quantifying and assessing the materiality of the misstatement. The provisions of SAB No. 108 apply to our financial position and results of operations for the fiscal year ended March 31, 2007 and did not have a material impact on our financial position or results of operations.

In February 2007, the FASB issued FAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. FAS No. 159 will be effective for the Company on April 1, 2008. The Company is currently evaluating the impact of adopting FAS No. 159 on its financial position, cash flows, and results of operations.

A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and various regulatory agencies. Because of the tentative and preliminary nature of these proposed standards, management has not determined whether implementation of such proposed standards would be material to the Company's consolidated financial statements.

Foreign Currency Transactions and Translation

For the Company's foreign subsidiaries that use a currency other than the U.S. dollar as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet date, and revenue and expenses are translated at the average exchange rate for the period. The effects of these translation adjustments are reported in other comprehensive income. Gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in operating income. Foreign currency gains for the year ended March 31, 2007 were approximately $135,000. Foreign currency gains for the years ended March 31, 2006 and 2005 were not significant to the consolidated results of operations.

NOTE 3 - ACCOUNTS RECEIVABLE

Accounts receivable are shown net of an allowance for doubtful accounts of $149,000 and $236,000 at March 31, 2007 and 2006, respectively. The changes in the allowance for doubtful accounts are summarized as follows:

	March 31, 2007		March 31, 2006	
	(In Thousands)			
Beginning Balance	$	236	$	199
Provision for Doubtful Accounts and Charge-Offs		(87)		37
Ending Balance	$	149	$	236

All of the Company's accounts receivable are pledged as collateral on bank notes.

Concentration of Credit Risk – The Company extends credit to customers on terms of payment generally ranging from net 30 to 60 days without collateral or other forms of security. The credit worthiness of each customer is routinely assessed and credit is extended based upon a review of various information that is available. At March 31, 2007 and 2006, three customers comprised approximately 18% and 17%, respectively, of the total outstanding accounts receivable, and one of those customers represented 8% for both years, of the total outstanding accounts receivable.

NOTE 4 - INVENTORIES

Inventories consist of the following:

	March 31, 2007		March 31, 2006	
	(In Thousands)			
Raw Material	$	2,678	$	2,195
Finished Goods and Work in Process		3,429		3,276
Less: Inventory Valuation Allowance		(340)		(192)
	$	5,767	$	5,279

The changes in the inventory valuation allowance are summarized as follows:

	March 31, 2007		March 31, 2006	
	(In Thousands)			
Beginning Balance	$	192	$	205
Provision for Obsolescence		307		174
Charge-Offs		(159)		(187)
Ending Balance	$	340	$	192

All of the Company's inventories are pledged as collateral on bank notes.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	March 31, 2007		March 31, 2006	
	(In Thousands)			
Property and Equipment	$	10,740	$	9,133
Leasehold Improvements		1,024		883
		11,764		10,016
Less: Accumulated Depreciation and Amortization		(6,240)		(5,001)
	$	5,344	$	5,015

All of the Company's property and equipment are pledged as collateral on bank notes.

Depreciation of property and equipment and amortization of leasehold improvements was approximately $1,538,000, $1,565,000 and $1,242,000 for fiscal years ending March 31, 2007, 2006 and 2005, respectively.

The Company performed a physical inventory of its property and equipment during the fiscal year ending March 31, 2006, which resulted in $399,000 of additional depreciation expense.

NOTE 6 - OTHER ASSETS AND OTHER INTANGIBLE ASSETS

Other assets consist of the following:

	Amortization Period (Years)	March 31, 2007	March 31, 2006
		(In Thousands)	
Product Development	3 - 5	$ 3,760	$ 3,243
Less: Accumulated Amortization		(2,205)	(1,703)
		$ 1,555	$ 1,540
Patents	5 - 17	$ 2,639	$ 2,472
Less: Accumulated Amortization		(1,831)	(1,573)
		$ 808	$ 899
Financing Costs	3 - 5	$ 162	$ 132
Less: Accumulated Amortization		(120)	(64)
		$ 42	$ 68
Other		$ 102	$ 103
Total Other Assets, Net		$ 2,507	$ 2,610

All of the Company's other assets are pledged as collateral on bank notes.

The following is a schedule by year for the amortization of patents:

	(In Thousands)
2008	$ 305
2009	$ 125
2010	$ 31
2011	$ 31
2012	$ 31
Thereafter	$ 285

Patent amortization expense was approximately $258,000, $260,000 and $288,000 for the fiscal years ended March 31, 2007, 2006 and 2005, respectively.

Other intangible assets consist of the following:

	Amortization Period (Years)	March 31, 2007	March 31, 2006
		(In Thousands)	
Customer Relationship	15	$ 751	$ 421
Less: Accumulated Amortization		(37)	(3)
		$ 714	$ 418
Non-Compete	2 - 7	$ 106	$ 50
Less: Accumulated Amortization		(12)	(1)
		$ 94	$ 49
Total Other Intangible Assets, Net		$ 808	$ 467

The following is a schedule by year for the amortization of other intangible assets:

	(In Thousands)
2008	$ 83
2009	$ 80
2010	$ 58
2011	$ 58
2012	$ 58
Thereafter	$ 471

Amortization expense for other intangible assets was approximately $45,000, $4,000 and $0 for the fiscal years ended March 31, 2007, 2006 and 2005, respectively.

NOTE 7 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following:

	March 31, 2007	March 31, 2006
	(In Thousands)	
Accounts Payable/Trade	$ 3,478	$ 2,783
Accrued Liabilities:		
Salaries, Commissions and Employee Benefits	1,164	1,053
Income, Franchise and Sales Taxes	675	395
Other	1,707	1,358
	$ 7,024	$ 5,589

Accounts payable trade includes outstanding checks of approximately $1,095,000 and $618,000 as of March 31, 2007 and 2006, respectively.

NOTE 8 - LONG-TERM DEBT AND RELATED PARTY NOTE PAYABLE

Long-term debt consists of the following:

	March 31, 2007	March 31, 2006
	(In Thousands)	
Term loan payable in monthly installments of $178,000 through June 2009 and one final installment of $1,067,000 in July 2009 plus interest at 0.75% above the prime rate (9.0% at March 31, 2007).	$ 5,867	-
Revolving line of credit due July 2009 plus interest payable monthly at the prime rate (8.25% at March 31, 2007).	$ 1,557	$ 2,310
Term loan payable in graduated monthly installments of $32,000 - $52,000 plus interest at 0.50% above the prime rate (8.75% at March 31, 2007) through July 2007.	208	752
Note payable to related party payable in monthly installments of $28,785 including interest at 6.25% through July 2008.	434	742
Capital leases expiring at various times through fiscal year 2010 at interest rates ranging from 6.29% to 9.5%.	210	349
Other Notes and Agreements	-	14
Total Long-Term Debt	8,276	4,167
Less Current Portion (including $328,000 and $308,000, respectively due to a related party).	(2,775)	(1,006)
Long-Term Debt Due After One Year	$ 5,501	$ 3,161

The note payable to a related party results from amounts due to the Siegel Family Trust ("Trust") pursuant to an asset purchase agreement between the Company and the Trust that was entered into in 2003 to purchase rights to certain proprietary technology.

In December 2006, the Company and its secured lender entered into an amendment to its loan and security agreement. The amendment provided, among other things, for a $6.4 million term loan. In addition, the amendment extended the maturity date of the revolving credit note to July 2009 and reduced the maximum amount eligible to be borrowed from $8,500,000 to $5,000,000.

The revolving line of credit and bank term loans are collateralized by a first security interest in all of the assets of the Company. There was approximately $1.6 million borrowed and an additional $3.4 million available on the Company's revolving line of credit at March 31, 2007 based upon eligible collateral.

The revolving line of credit and bank term loans contain provisions that require the Company to maintain certain financial covenants that, among other things, require the maintenance of tangible net worth, debt service coverage ratios and total debt to EBITDA ratios. In addition, certain provisions limit the amount of annual capital expenditures and require lender approval for certain matters. The Company was in compliance with all provisions of the loan agreements as of March 31, 2007.

At March 31, 2007, the Company also had a $1,000,000 line of credit available for purchases of equipment. Advances on the line of credit are repayable over a three-year term. There were no amounts outstanding on this line of credit at March 31, 2007 or 2006.

The following is a schedule by year of the regularly scheduled principal payments required on the notes payable and long-term debts as of March 31, 2007:

	(In Thousands)
2008	$ 2,775
2009	$ 2,308
2010	$ 3,193

Interest expense for the years ended March 31, 2007, 2006 and 2005 amounted to approximately $372,000, $322,000 and $613,000, respectively, of which $38,000, $56,000 and $74,000, respectively, represent related party interest.

NOTE 9 - LEASE COMMITMENTS

The following is a schedule by year of future minimum rental payments required under operating leases, primarily facility leases that have an initial or remaining non-cancelable lease term in excess of one year as of March 31, 2007.

	(In Thousands)
2008	$ 1,012
2009	$ 871
2010	$ 835
2011	$ 827
2012	$ 824
Thereafter	$ 3,689

The Company currently leases approximately 132,500 square feet consisting of office space and air-conditioned manufacturing and warehousing space at 2003 Gandy Boulevard North, Suite 800, St. Petersburg, Florida. The lease term is for 12 years ending September 30, 2016. The Company's corporate administrative offices and the primary manufacturing facilities for MTS are at this location. The monthly lease payments are currently $62,000 plus tax and increase to $80,000 plus tax in the final year. In addition, The Company is obligated to pay annual operating expenses (i.e., insurance, property taxes and common area maintenance fees). The Company has applied the provisions of FASB Statement No. 13, *"Accounting for Leases"* to account for the lease payments. Accordingly, the total lease payments that will be made over the term of the lease are being recorded as an expense on a pro-rata basis, adjusted for the consumer price index, over the term of the lease as opposed to recording the amount of lease payments actually made. As a result, the difference between the actual lease payments made and the amount of expense recorded is carried as a liability on the Company's balance sheet. The amount of this liability was $319,000 and $237,000 at March 31, 2007 and 2006, respectively.

In addition, the Company was paid $400,000 by its landlord when the lease was executed. This payment was provided as an incentive to enter into the lease. The amount is recorded as a long-term liability on the balance sheet and is being amortized as a reduction of rent expense over the term of the lease.

MTS also leases approximately 5,200 square feet at approximately $3,200 per month for office and warehouse space at 21530 Drake Road, Cleveland, Ohio. The lease expires on March 31, 2008.

MTS Medication Technologies International, Ltd. currently leases approximately 1,600 square feet of office and warehouse space at Unit 6A/6B Dalton Court, Blackburn Interchange, Lower Darwen, Blackburn, Lancashire, England. The lease is for a term of three years, and the monthly lease payments are approximately $3,400. The lease expires on May 20, 2009 and is cancellable at any time with six months notice.

As part of the BAF acquisition, the Company entered into a premises lease with the previous owners of BAF for approximately 12,000 square feet of office and manufacturing space. The lease is for a term of three years beginning on February 22, 2006, and the monthly lease payments are approximately $4,500. In addition, the Company is obligated to pay annual operating expenses (i.e., insurance, utilities and property taxes).

Rent expense amounted to approximately $1,258,000, $1,134,000 and $788,000 for the years ended March 31, 2007, 2006 and 2005 respectively.

NOTE 10 – ACQUISITIONS

In February 2007, the Company acquired all of the outstanding shares of Consilio. The acquisition was made to assist the Company with its plans to introduce its products into Germany. The total purchase price of the acquisition was $733,000 and included $331,000 of cash paid, $252,000 of assumed liabilities and $150,000 of transaction fees and expenses.

In addition, the Company may pay an additional $390,000 over the next five (5) years if the operations of Consilio meet certain financial performance objectives. The acquisition was accounted for under the purchase method of accounting and accordingly, the amount paid at closing was allocated based on the fair value of the assets acquired and liabilities assumed. The amount of contingent consideration that may be payable has not been recorded because of the uncertainty as to whether the amount will ultimately be paid. However, the Company would record any future payment or accrual of contingent consideration as an adjustment to goodwill.

The purchase price was allocated as follows:

Current Assets	$	172,000
Property and Equipment		17,000
Goodwill		200,000
Customer Relationship		272,000
Non-Compete Agreement		49,000
Other		23,000
	$	733,000

The amount of the purchase price that was allocated to other intangible assets will be amortized over a period of fifteen (15) years for the customer relationships and two (2) years for the non-competition agreements. The amount of amortization expense that is expected to be recorded in each of the next five (5) years is approximately $42,000 assuming a weighted average amortization period of 13 years. The goodwill is attributable to the general reputation of the business and the collective experience of management and employees. Any impairment charges related to goodwill and any amortization of other intangibles will not be deductible for tax purposes.

In February 2006, the Company acquired all of the outstanding shares of BAF. The acquisition was made to assist the Company with its plans to expand operations in the United Kingdom. The total purchase price was $2,349,000 and included $1,034,000 of cash paid, $1,148,000 of assumed liabilities and $167,000 of transaction fees and expenses. The purchase price was funded with the proceeds of an advance on the Company's revolving line of credit. The acquisition was accounted for under the purchase method of accounting and accordingly, the purchase price was allocated based on the fair value of the assets acquired and liabilities assumed.

The results of Consilio during the period February 6, 2007 to March 31, 2007 have been included in the Company's consolidated statement of operations. The pro-forma results of Consilio are not material for purpose of presentation in the footnotes.

The purchase price was allocated as follows:

Current Assets	$	745,000
Property and Equipment		641,000
Goodwill		480,000
Customer Relationship		417,000
Non-Compete Agreement		50,000
Other		16,000
	$	2,349,000

In addition, the Company has placed $87,000 in escrow that will be paid to the sellers if there are no claims against them related to any representations or warranties contained in the purchase agreement. Also, if certain financial performance objectives are achieved in the future, the sellers may be paid an additional $174,000 of contingent consideration. The Company has recorded the escrow amount as a deposit and has not recorded the contingent consideration because of the uncertainty as to whether the amount will ultimately be paid. If either of the above payments are made to the sellers in the future, the amounts will be recorded as goodwill.

The results of BAF during the period February 22, 2006 to March 31, 2007 have been included in the Company's Consolidated Statements of Operation.

The amount of the purchase price that was allocated to other intangible assets will be amortized over a period of seven (7) years for the non-compete agreements and fifteen (15) years for the customer relationship intangible. The amount of amortization expense that is expected to be recorded in each of the next five (5) years is approximately $35,000. The goodwill is attributable to the general reputation of the business and the collective experience of management and employees. Any impairment charges related to goodwill and any amortization of other intangibles will not be deductible for tax purposes.

NOTE 11 - 401(K) PROFIT SHARING PLAN

The Company has a 401(K) Profit Sharing Plan (the "Plan"). The Plan covers substantially all of its employees. Contributions are at the employees' discretion and may be matched by the Company up to certain limits. For the years ended March 31, 2007, 2006 and 2005, the Company made matching contributions of approximately $40,000, $54,000 and $42,000, respectively, to the Plan.

NOTE 12 - SELF INSURANCE PLAN

The Company has a medical health benefit self-insurance plan, which covers substantially all of its employees. During the year ended March 31, 2007, the Company was reinsured for claims that exceed $100,000 per participant and an annual maximum aggregate limit of approximately $943,000. Reinsurance limits for the fiscal year ending March 31, 2008 remained at $100,000 per participant and increased to $1,039,000 in the aggregate. Future claims experience may affect the reinsurance limits that may be available to the Company in subsequent fiscal years. The Company has established a reserve of approximately $95,000 and $90,000 at March 31, 2007 and 2006, respectively, for all unpaid claims incurred and reported during fiscal year 2007 and an estimate of claims incurred during fiscal year 2007 that have not been reported as of March 31, 2007. Self insured medical claims costs incurred during the periods ended March 31, 2007, 2006 and 2005 totaled approximately $885,000, $469,000 and $591,000, respectively. During the year ended March 31, 2007, the Company incurred claims that exceeded the $100,000 limit per participant, and as a result received $48,000 in reimbursements from the insurance carrier and expect to receive an additional $101,000 during the subsequent fiscal year.

NOTE 13 - TAXES

The components of income tax expense is as follows:

	Years Ended March 31,		
	2007	2006	2005
		(In Thousands)	
Current Income Taxes	$ 914	$ 161	$ 11
Deferred Income Taxes (Principally related to the use of the tax loss carryforward)	727	1,033	953
Income Tax Expense	$ 1,641	$ 1,194	$ 964

Total income tax expense for 2007, 2006 and 2005 resulted in effective tax rates of 39.3%, 42.0% and 42.7%, respectively. The differences between these effective tax rates and the United States statutory rate are as follows:

	Years Ended March 31,		
	2007	2006	2005
Tax Expense at United States Statutory Rate	34.0%	34.0%	34.0%
State Income Tax, Net	4.0%	3.9%	4.5%
Provision for State Tax Uncertainties	-	3.4%	-
Other Items	1.3%	0.7%	3.4%
	39.3%	42.0%	42.7%

Although the Company has operations in foreign countries, to date, there has been no material taxable income attributable to those operations in the foreign countries.

Deferred taxes consist of the following:

	March 31, 2007	March 31, 2006
	(In Thousands)	
Current:		
Deferred Tax Assets:		
Tax Loss Carryforward	$ -	$ 827
Reserves and Provisions	124	310
Inventory Valuation Allowance	101	57
Allowance for Doubtful Accounts	46	83
Current Deferred Tax Asset, Net	271	1,277
Noncurrent:		
Deferred Tax Assets:		
Reserves and Provisions	185	167
Noncurrent Deferred Tax Asset	185	167
Deferred Tax Liability:		
Depreciation / Amortization	(738)	(743)
Noncurrent Deferred Tax Liability	(738)	(743)
Noncurrent Deferred Tax Liability, Net	(553)	(576)
Net Deferred Tax Liability	$ (282)	$ 701

NOTE 14 - STOCKHOLDERS' EQUITY

Stockholders' Equity consists of the following:

	March 31, 2007	March 31, 2006	March 31, 2005
Series A Convertible Participating Preferred Stock			
Par Value $.001 Per Share:			
Authorized Shares	10,000	10,000	10,000
Issued Shares	-	2,000	2,000
Outstanding Shares	-	2,000	2,000

	March 31, 2007	March 31, 2006	March 31, 2005
Common Stock			
Par Value $.01 Per Share:			
Authorized Shares	25,000,000	25,000,000	25,000,000
Outstanding Shares	6,243,605	6,017,005	5,836,160
Issued Shares	6,243,665	6,017,065	5,836,220

Series A Convertible Participating Preferred Stock

In December 2006, the Company entered into an agreement with an investor to redeem 2,000 shares of its convertible preferred stock. The convertible preferred stock had been outstanding since 2002, paid a dividend of 11 percent, or $220,000 annually, and was convertible into 847,457 shares of common stock. The Company paid the investor approximately $6.5 million, or $7.65 per common share equivalent, as well as a $20,000 transaction fee, to fully redeem all of the outstanding shares of convertible preferred stock held by the investor and completely satisfy all of its obligations under the convertible preferred stock agreement.

The Company recorded a constructive dividend of approximately $4.5 million, or $0.74 per diluted common share, associated with the redemption which represents the amount by which the payment to the investor exceeded the carrying value of the convertible preferred stock on the date of redemption. The payment was funded with the proceeds of an overadvance term loan provided by the Company's secured lender.

Stock Options

MTS Medication Technologies, Inc. Stock Incentive Plan (the "Plan") provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code. A total of 2,100,000 shares of common stock are reserved for issuance under the Plan. As of March 31, 2007, options to purchase 763,250 shares were outstanding and there were no options available for issuance under the Plan.

Incentive stock options generally contain terms that provide for vesting over a period of three to five years and expire at the time the recipient ceases to be employed by the Company or ten years, whichever occurs first, however, options granted in the fiscal year ended March 31, 2006 vested on the grant date.

In connection with the exercise of options under the Company's Stock Incentive Plan, during the fiscal years ended March 31, 2007 and 2006, tax benefits to the Company of $212,000 and $187,000, respectively, were recorded as additional paid in capital.

Activity related to options is as follows:

	Number of Shares	Range of Exercise Prices	Weighted Average Exercise Price Per Share
Outstanding at March 31, 2004	1,171,300	$0.48 - $15.95	$2.38
Granted in Fiscal 2005:			
Officers and Directors	275,000	$5.65 - $6.55	$6.45
Employees	160,000	$6.50 - $6.55	$6.54
Options Exercised	(356,583)	$1.45 - $4.55	$1.90
Options Expired	(156,917)	$1.50 - $15.95	$2.36
Outstanding at March 31, 2005	1,092,800	$0.48 - $15.00	$4.07
Granted in Fiscal 2006:			
Officers and Directors	5,000	$5.80	$5.80
Employees	220,000	$5.60 - $6.55	$5.95
Options Exercised	(93,900)	$0.48 - $6.55	$2.29
Options Expired	(175,300)	$2.50 - $15.00	$6.47
Outstanding at March 31, 2006	1,048,600	$1.45 - $12.45	$4.23
Granted in Fiscal 2007:			
Officers and Directors	21,750	$7.03	$7.03
Employees	7,500	$7.95 - $10.44	$8.78
Options Exercised	(221,600)	$1.50 - $7.03	$3.70
Options Expired	(93,000)	$1.85 - $12.45	$5.81
Outstanding at March 31, 2007	763,250	$1.45 - $12.45	$4.27

Outstanding Options

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$1.45 - $2.30	238,500	4.0	$1.55
$2.50 - $5.00	163,500	5.3	$3.45
$5.60 - $12.45	361,250	8.3	$6.43

Exercisable Options

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$1.45 - $2.30	238,500	4.0	$1.55
$2.50 - $5.00	131,500	5.1	$3.32
$5.60 - $12.45	356,250	8.3	$6.41

The options outstanding at March 31, 2007 expire on various dates commencing in October 2005 and ending in March 2014.

At March 31, 2007, exercisable options had aggregate intrinsic values of approximately $5,038,000. At March 31, 2007, exercisable warrants had aggregate intrinsic values of approximately $55,000. At March 31, 2007, outstanding options had aggregate intrinsic values of approximately $5,284,000.

Options exercised during the year ended March 31, 2007, had intrinsic values of approximately $1,628,000. The Company granted 21,750 options to the members of the Board of Directors during the year ended March 31, 2007. The weighted average grant date fair value for options issued during the year ended March 31, 2007, 2006 and 2005 was $4.36, $3.65 and $4.44, respectively. The weighted average grant date fair value of the Company's options to which share-based compensation expense was recognized during the year ended March 31, 2007 was $4.02. The fair values were estimated on the date of the grant using the Black-Scholes valuation model with the following weighted-average assumptions:

	Year Ended March 31,		
	2007	2006	2005
Expected Dividend Yield (1)	N/A	N/A	N/A
Expected Stock Price Volatility (2)	82%	94%	112%
Risk-Free Interest Rate (3)	5%	4%	3%
Expected Life in Years (4)	3	3	3

(1) The dividend yield assumption is based on the history and expectation of the Company's dividend payouts. The Company has not paid dividends on common stock in the past and is prohibited from paying dividends without the consent of its secured lender.

(2) The determination of expected stock price volatility for options granted was based on historical MTS common stock prices over a period commensurate with the expected life of the option.

(3) The risk-free interest rate is based on the yield of a U.S. treasury bond with a similar maturity as the expected life of the options.

(4) The expected life in years for options granted was based on the historical exercise patterns experienced by the Company.

Reported net earnings for the years ended March 31, 2006 and 2005, adjusting for share-based compensation that would have been recognized if FAS No. 123R had been followed, is as follows:

	Year Ended March 31,			
	2006		2005	
	(In Thousands; Except Per Share Amounts)			
Net Income Available to Common Stockholders as Reported	$	1,430	$	1,074
Add: Total share-based employee compensation programs recorded as expense, net of tax.		-		-
Deduct: Total share-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects.		(988)		(2,087)
Pro Forma Net Income (Loss)	$	422	$	(1,013)
Net Income (Loss) per Common Share:				
Basic - as reported	$	0.24	$	0.19
Basic - pro forma	$	0.07	$	(0.18)
Diluted - as reported	$	0.23	$	0.18
Diluted - pro forma	$	0.09	$	(0.18)
Weighted Average Share Outstanding - Basic		5,962		5,639
Weighted Average Share Outstanding - Diluted		7,190		7,129

NOTE 15 - EARNINGS PER SHARE

Basic income per common share is computed by dividing net income available to common stockholders by the basic weighted average number of shares of common stock outstanding and any warrants outstanding that are exercisable at a de minimus amount. For diluted weighted average shares outstanding, the Company used the treasury stock method to calculate the Common Stock equivalents that the stock options would represent.

The diluted net income per common share for the fiscal years ended March 31, 2007, 2006 and 2005 included the dilutive effect of 2,000 shares of convertible preferred stock which assumes conversion of the preferred stock using the "if converted" method. Under that method the convertible preferred shares are assumed to be converted to common shares (weighted for the number of days assumed to be outstanding during the period) and dividends associated with the preferred shares are added back to net income available to common stockholders. For purposes of the "if converted" calculation, 571,112 shares of common stock was assumed to be converted for the twelve months ended March 31, 2007, and 847,457 shares of common stock was assumed to be converted for the twelve months ended March 31, 2006 and 2005. Additionally, dividends of $150,944, $222,000 and $220,000 for the twelve months ended March 31, 2007, 2006 and 2005, respectively, were added back to net income available to common stockholders for purposes of calculating diluted earnings per share using this method.

The following table sets forth the computation of income from continuing operations per basic and diluted common share:

	Year Ended March 31,		
	2007	2006	2005
	(In Thousands, Except Earnings Per Share Amounts)		
Numerator:			
Net (Loss) Income Available to Common Stockholders	$ (2,124)	$ 1,430	$ 1,074
Denominator:			
Add:			
Weighted Average Shares Outstanding - Basic	6,076	5,962	5,639
Effect of Dilutive Options and Warrants	-	381	643
Effect of Conversion of Convertible Preferred Stock into Common Stock	-	847	847
Weighted Average Shares Outstanding - Diluted	6,076	7,190	7,129
Net (Loss) Income Per Common Share - Basic	$ (0.35)	$ 0.24	$ 0.19
Net (Loss) Income Per Common Share - Diluted	$ (0.35)	$ 0.23	$ 0.18

The effect of 8,500, 254,500 and 9,800 options were not included in the calculation of net income per diluted common share for fiscal years 2007, 2006 and 2005, respectively, as the effect would have been anti-dilutive.

The effect of outstanding options, warrants and shares of common stock that could be issued upon conversion of the convertible preferred stock of approximately 1,001,000 shares have not been included in the calculation of the loss per common share for the fiscal year ended March 31, 2007 because the effect would have been anti-dilutive.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

The Company has entered into certain agreements for the purchase of capital equipment, materials used to manufacture its products for resale and the outsourced manufacturing of products for resale as follows:

Capital equipment expected to be placed in service during the fiscal year ending March 31, 2008.	$2,122,000
Materials used for manufacture products for resale in the fiscal years ending March 31, 2008 and 2009.	$1,524,000
Outsourced manufacturing of products for resale during the fiscal years ending March 31, 2008 and 2009.	$8,962,000

The Company is involved in certain claims and legal actions arising in the ordinary course of business. There can be no assurances that these matters will be resolved on terms acceptable to the Company. In the opinion of management, based upon advice of counsel and consideration of all facts available at this time, the ultimate disposition of these matters are not expected to have a material adverse effect on the financial position, results of operations or liquidity of the Company.

The Company has entered into certain agreements, which require the Company to potentially make certain payments to members of senior management in the event of a change in control of the Company or upon termination of employment. Also, the Company has entered into indemnification agreements with its directors and officers for certain events or occurrences that happen by reason of the fact that the officer or director is, was or has agreed to serve as an officer or director of the Company. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a director and officer liability insurance policy that is considered adequate to cover its exposure.

NOTE 17– SUBSEQUENT EVENT

In May 2007, the Company entered into an agreement to sell its largest customer twenty-four (24) OnDemand machines and also provide ongoing maintenance and support services for the machines upon the completion of installation of the machines. The machines are expected to be delivered to the customer over an eighteen-month period commencing in July 2007. The revenue associated with the sale of the machines will be recognized at the time the customer accepts each machine after it has been installed and operating according to the performance specifications contained in the agreement. It is anticipated that the acceptance of the twenty-four (24) machines will occur at various times during the eighteen-month delivery period. The maintenance and support service agreements will begin at the time each machine is accepted. The agreement also contains terms that could result in rebates and/or penalties if certain events occur.

The revenue associated with the sale of the machines will be approximately $13,000,000 - $14,000,000 over the term of the agreement and that the recurring revenue associated with the maintenance and support services will be approximately $992,000 annually once all twenty (24) machines are installed.

NOTE 18 – SEGMENT INFORMATION

The individual subsidiaries comprising the Company operate predominantly in a single industry as manufacturers of consumable medication punch cards, packaging equipment and ancillary products. The Company has operations in the United States and subsidiaries in the United Kingdom and Germany. In computing operating profit for foreign subsidiaries, allocations of general corporate expenses have been made and intercompany sales were recorded at values that approximate fair value exchanges between unrelated parties. Management evaluates the Company's business performance on a geographic basis based upon the country in which the sales originates.

Identifiable assets of the foreign subsidiaries are those assets related to the operations of those companies. United States assets consist of all other operating assets of the Company. Segment information is as follows:

	United States	United Kingdom	Germany	Elimination	Consolidated
			(In Thousands)		
2007					
Sales to Unaffiliated Customers	$ 44,028	$ 6,931	$ 136	$ -	$ 51,095
Intercompany Sales	$ 2,163	$ -	$ -	$ (2,163)	$ -
Operating Income	$ 4,436	$ 90	$ 12	$ 6	$ 4,544
Identifiable Assets	$ 20,598	$ 4,321	$ 802	$ 128	$ 25,849
Depreciation and Amortization	$ 2,147	$ 200	$ 7	$ -	$ 2,354
Capital Expenditures	$ 1,773	$ 58	$ -	$ -	$ 1,831
2006					
Sales to Unaffiliated Customers	$ 38,886	$ 3,636	$ -	$ -	$ 42,522
Intercompany Sales	$ 1,595	$ -	$ -	$ (1,595)	$ -
Operating Income	$ 3,089	$ 58	$ -	$ 21	$ 3,168
Identifiable Assets	$ 18,895	$ 4,039	$ -	$ 148	$ 23,082
Depreciation and Amortization	$ 2,247	$ 49	$ -	$ -	$ 2,296
Capital Expenditures	$ 1,047	$ 7	$ -	$ -	$ 1,054
2005					
Sales to Unaffiliated Customers	$ 37,743	$ 2,481	$ -	$ -	$ 40,224
Intercompany Sales	$ 1,367	$ -	$ -	$ (1,367)	$ -
Operating Income	$ 3,732	$ (87)	$ -	$ 129	$ 3,774
Identifiable Assets	$ 21,076	$ 1,598	$ -	$ (268)	$ 22,406
Depreciation and Amortization	$ 1,864	$ 48	$ -	$ -	$ 1,912
Capital Expenditures	$ 1,932	$ 20	$ -	$ -	$ 1,952

Sales to Canada have been included in the United States because they are not material.

Operating income is total sales and other operating income less operating expenses. Segment operating income does not include interest expense and net miscellaneous income/expense.

NOTE 19 – SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2007	2006	2005
		(In Thousands)	
Supplemental Disclosure of Cash Flow Information:			
Cash Paid for Interest	$ 364	$ 327	$ 622
Cash Paid for Taxes	$ 597	$ 40	$ 61

Non-Cash Activities

During the fiscal year ended March 31, 2007 and 2006, the Company reclassified the following:

		2007	2006
		(In Thousands)	
1.	Machine rentals (to) from inventory to equipment	$ (80)	$ 33
2.	Product development costs to equipment	$ -	$ 61

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 29, 2007

MTS MEDICATION TECHNOLOGIES, INC.

By: /s/ Todd E. Siegel
Todd E. Siegel, Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Todd E. Siegel Todd E. Siegel	Chairman of the Board of Directors, President and Chief Executive Officer (principal executive officer)	June 29, 2007
/s/ Michael P. Conroy Michael P. Conroy	Chief Financial Officer and Vice President (principal financial officer)	June 29, 2007
/s/ Michael D. Stevenson Michael D. Stevenson	Chief Operating Officer	June 29, 2007
/s/ Teresa Dunbar Teresa Dunbar	Principal Accounting Officer and Controller	June 29, 2007
/s/ John Stanton John Stanton	Director and Vice Chairman of the Board of Directors	June 29, 2007
/s/ Allen Braswell Allen Braswell	Director	June 29, 2007
/s/ Irv I. Cohen Irv I. Cohen	Director	June 29, 2007
/s/ David W. Kazarian David W. Kazarian	Director	June 29, 2007

EXHIBIT INDEX

Exhibit No.	Description
3.1	Certificate of Incorporation and Amendments thereto. (1)
3.2	Certificate of Amendment of Certificate of Incorporation. (2)
3.3	Certificate of Amendment of Certificate of Incorporation. (3)
3.4	Certificate of Designation of Series A Preferred Stock. (4)
3.5	Bylaws. (5)
4.1	Specimen Stock Certificate. (3)
4.2	See Exhibits 10.4-10.7; 10.10; 10.12-10.14; 10.18; and 10.23 for Instruments Defining the Rights of Security Holders.
10.1	Lease effective August 2, 1993 by and between C & C Park Building and Medical Technology Systems, Inc. for property located at 21540 Drake Road, Strongsville, Ohio. (6)
10.2	Form of Director/Officer Indemnification Agreement (6)
10.3	Stock Option Plan dated March 4, 1997 (7)
10.4	Form of Warrant dated August 7, 1998, between Sally Siegel and Medical Technology Systems, Inc. (8)
10.5	Form of Warrant dated August 7, 1998, between Sally Siegel and Medical Technology Systems, Inc. (8)
10.6	Form of Warrant dated August 18, 1998, between Todd and Shelia Siegel and Medical Technology Systems, Inc. (8)
10.7	Form of Warrant dated August 18, 1998, between Todd and Shelia Siegel and Medical Technology Systems, Inc. (8)
10.8	Employment Agreement between Medical Technology Systems, Inc. and Todd E. Siegel dated July 1, 2003. (9)
10.9	Subordination Agreement between Eureka I, L.P., LaSalle Business Credit, Inc., Medical Technology Systems, Inc., MTS Packaging Systems, Inc. dated June 26, 2002. (4)
10.10	Securities Purchase Agreement between Eureka I, L.P. and Medical Technology Systems, Inc. dated June 26, 2002. (4)
10.11	Senior Subordinated Note between Eureka I, L.P. and Medical Technology Systems, Inc. dated June 26, 2002. (4)
10.12	Registration Rights Agreement between Eureka I, L.P. and Medical Technology Systems, Inc. dated June 26, 2002. (4)
10.13	Tag-Along Agreement between Eureka I, L.P., Medical Technology Systems, Inc. and JADE Partners dated June 26, 2002. (4)
10.14	Tag-Along Agreement between Eureka I, L.P., Medical Technology Systems, Inc. and Todd E. Siegel dated June 26, 2002. (4)
10.15	Guarantor Security Agreement between Eureka I, L.P., MTS Packaging Systems, Inc., Medication Management Technology, Inc., Clearwater Medical Services, Inc., Medical Technology Laboratories, Inc., Medication Management Systems, Inc., Systems Professionals, Inc., Cart-Ware, Inc., Vangard Pharmaceutical Packaging, Inc., LifeServ Technologies, Inc., Performance Pharmacy Systems, Inc., and MTS Sales & Marketing dated June 26, 2002. (4)
10.16	Guaranty Agreement between Eureka I, L.P. Medical Technology Systems, Inc. dated June 26, 2002. (4)
10.17	Securities Pledge Agreement between Eureka I, L.P., Medical Technology Systems, Inc. and LifeServ Technologies, Inc. dated June 26, 2002. (4)
10.18	Security Agreement between Eureka I, L.P., Medical Technology Systems, Inc. date June 26, 2002. (4)
10.19	Trademark Security Agreement between Eureka I, L.P. and Medical Technology Systems, Inc. dated June 26, 2002. (4)
10.20	Trademark Security Agreement between Eureka I, L.P. and MTS Packaging Systems, Inc. dated June 26, 2002. (4)
10.21	Patent Security Agreement between Eureka I, L.P. and MTS Packaging Systems, Inc. dated June 26, 2002. (4)
10.22	Patent Security Agreement between Eureka I, L.P. and Medical Technology Systems, Inc. dated June 26, 2002. (4)

Exhibit No.	Description
10.23	Warrant Agreement between Eureka I, L.P. and Medical Technology Systems, Inc. dated June 26, 2002. (4)
10.24	Loan and Security Agreement between LaSalle Business Credit, Inc. as Agent, Standard Federal Bank National Association Inc. as Lender and Medical Technology Systems, Inc. and MTS Packaging Systems, Inc. dated June 26, 2002. (4)
10.25	Term Note A between LaSalle Business Credit, Inc. as Agent, Standard Federal Bank National Association Inc. as Lender and Medical Technology Systems, Inc. and MTS Packaging Systems, Inc. dated June 26, 2002. (4)
10.26	Term Note B between LaSalle Business Credit, Inc. as Agent, Standard Federal Bank National Association Inc. as Lender and Medical Technology Systems, Inc. and MTS Packaging Systems, Inc. dated June 26, 2002. (4)
10.27	Revolving Credit Note between LaSalle Business Credit, Inc. as Agent, Standard Federal Bank National Association Inc. as Lender and Medical Technology Systems, Inc. and MTS Packaging Systems, Inc. dated June 26, 2002 (4)
10.28	Capex Note between LaSalle Business Credit, Inc. as Agent, Standard Federal Bank National Association Inc. as Lender and Medical Technology Systems, Inc. and MTS Packaging Systems, Inc. dated June 26, 2002. (4)
10.29	Continuing Unconditional Guaranty between LaSalle Business Credit, Inc. as Agent, Standard Federal Bank National Association Inc. as Lender and Medical Technology Systems, Inc. and MTS Packaging Systems, Inc. dated June 26, 2002. (4)
10.30	Securities Pledge Agreement between LaSalle Business Credit, Inc. as Agent, Standard Federal Bank National Association Inc. as Lender and Medical Technology Systems, Inc. and MTS Packaging Systems, Inc. dated June 26, 2002. (4)
10.31	Guarantor Security Agreement between LaSalle Business Credit, Inc. as Agent, Standard Federal Bank National Association Inc. as Lender, Medication Management Technologies, Inc., Clearwater Medical Services, Inc., Medical Technology Laboratories, Inc., Medication Management Systems, Inc., Systems Professionals, Inc., Cart-Ware, Inc., Vangard Pharmaceutical Packaging, Inc. LifeServ Technologies, Inc., Performance Pharmacy Systems, Inc., and MTS Sales & Marketing, Inc. dated June 26, 2002. (4)
10.32	First Amendment to Loan and Security Agreement between LaSalle Business Credit, Inc. as Agent, Standard Federal Bank National Association Inc. as Lender and Medical Technology Systems, Inc. and MTS Packaging Systems, Inc. dated July 8, 2003. (10)
10.33	First Amendment to Securities Pledge Agreement between LaSalle Business Credit, Inc. as Agent, Standard Federal Bank National Association Inc. as Lender and Medical Technology Systems, Inc. and MTS Packaging Systems, Inc. dated July 8, 2003. (10)
10.34	Continuing Unconditional Guarantee between LaSalle Business Credit, Inc. as Agent, Standard Federal Bank National Association Inc. as Lender and MTS Packaging Systems International, Ltd. dated July 8, 2003. (10)
10.35	Industrial lease between Gateway Business Centre, Ltd. and Medical Technology Systems, Inc. dated April 13, 2004. (11)
10.36	Co-Marketing Agreement between Cardinal Health and Medical Technology Systems, Inc. dated May 13, 2004. (11)
10.37	Second Amendment to Loan and Security Agreement between LaSalle Business Credit, Inc. as Agent, Standard Federal Bank National Association Inc. as Lender and Medical Technology Systems, Inc. and MTS Packaging Systems, Inc. dated June 18, 2004. (11)
10.38	Term Note C between LaSalle Business Credit, Inc. as Agent, Standard Federal Bank National Association Inc. as Lender and Medical Technology Systems, Inc. and MTS Packaging Systems, Inc. dated June 18, 2004. (11)
10.39	Revolving Credit Note between LaSalle Business Credit, Inc. as Agent, Standard Federal Bank National Association Inc. as Lender and Medical Technology Systems, Inc. and MTS Packaging Systems, Inc. dated June 18, 2004. (11)
10.40	Employment Agreement between MTS Medication Technologies, Inc. and Michael D. Stevenson dated April 1, 2004. (12)

Exhibit No.	Description
10.41	Third Amendment to Loan and Security Agreement between LaSalle Business Credit, LLC, as Agent, LaSalle Bank Midwest National Associations, Lender, and MTS Medication Technologies, Inc. and MTS Packaging Systems, Inc. dated February 22, 2006. (13)
10.42	Second Amendment to Securities Pledge Agreement between LaSalle Business Credit, LLC, as Agent, LaSalle Bank Midwest National Associations, Lender, and MTS Medication Technologies, Inc. and MTS Packaging Systems, Inc. dated February 22, 2006. (13)
10.43	Continued Unconditional Guarantee between LaSalle Business Credit, LLC, as Agent LaSalle Bank Midwest National Associations, Lender, and MTS Medication Technologies, Inc. and MTS Packaging Systems, Inc. dated February 22, 2006. (13)
10.44	Share Purchase Agreement between BAF, Ltd. and MTS Medication Technologies, International, Ltd. dated February 22, 2006 (14)
10.45	Sub-Lease of the Property between BAF, Ltd. and MTS Medication Technologies, International, Ltd. dated February 22, 2006. (14)
10.46	Service Agreement between Angela Bond-Wallis and MTS Medication Technologies, International, Ltd. dated February 22, 2006. (14)
10.47	Service Agreement between David Woods and MTS Medication Technologies, International, Ltd. dated February 22, 2006. (14)
10.49	Stock Redemption Agreement with Eureka I, L.P. to redeem convertible preferred stock held by Eureka dated November 13, 2006. (15)
10.50	Sale and Purchase Agreement for and Assignment of all the Issued Share Capital of CDH Consilio GmbH between MTS Medication Technologies, Limited and Dr. Anton F. Hasse and Mrs. Silvia Hasse dated February 6. 2007. (16)
10.51	Service Agreement between CDH Consilio, GmbH and Dr. Anton F. Hasse dated February 6, 2006. (16)
10.52	Fifth Amendment to Loan and Security Agreement, dated January 31, 2007, between LaSalle Business Credit, LLC as agent for LaSalle Bank Midwest National Association and MTS Medication Technologies, Inc. and MTS Packaging Systems, Inc. (16)
10.53	Third Amendment to Securities Pledge Agreement dated January 31, 2007, between LaSalle Business Credit, LLC as agent for LaSalle Bank Midwest National Association and MTS Medication Technologies, Inc. (16)
10.54	Amendment, Ratification and Confirmation of Continuing Unconditional Guaranty dated January 31, 2007 between MTS Medication Technologies, Limited and LaSalle Business Credit, LLC as agent for LaSalle Bank Midwest National Association. (16)
10.55	Employment Agreement between MTS Medication Technologies, Inc. and Michael P. Conroy dated February 9, 2007. (16)
21.1	List of Subsidiaries. (*)
23.1	Consent of Grant Thornton LLP dated June 28, 2007(*)
31.1	Certification by the Chief Executive Officer of MTS Medication Technologies, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (*)
31.2	Certification by the Chief Financial Officer of MTS Medication Technologies, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (*)
32.1	Certification by the Chief Executive Officer of MTS Medication Technologies, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (*)
32.2	Certification by the Chief Executive Officer of MTS Medication Technologies, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (*)

(1) Incorporated herein by reference to same Exhibit(s), respectively, Registration Statement on Form S-1 (SEC File No. 33-17852) filed October 9, 1987.

(2) Incorporated herein by reference to same Exhibit(s), respectively, Registration Statement on Form S-1 No. 33-40678 filed with the Commission on May 17, 1991.

(3) Incorporated herein by reference to same Exhibit(s), respectively, Registration Statement on Form S-3 No 333-112212 filed with the Commission January 26 , 2004.

(4) Incorporated herein by reference to Form 10-K (File No. 000-16594) for year ending March 31, 2002, filed July 1, 2002.

(5) Incorporated herein by reference to Form 8-K filed June 15, 2007.

(6)	Incorporated herein by reference to Form 10-K (File No. 000-16594) for year ending March 31, 1995, filed July 13, 1995.
(7)	Incorporated herein by reference to the Registration Statement on Form S-8 (SEC File No. 333-56384) filed February 27, 2001.
(8)	Incorporated herein by reference to Form 10-Q filed November 12, 1998 for quarter ending September 30, 1998.
(9)	Incorporated herein by reference to Form 10-Q filed August 15, 2003 for quarter ending June 30, 2003.
(10)	Incorporated herein by reference to Form 10-Q filed November 13, 2003 for quarter ending September 30, 2003.
(11)	Incorporated herein by reference to Form 10-K filed June 29, 2004 for year ending March 31, 2004.
(12)	Incorporated herein by reference to Form 8-K filed September 10, 2004.
(13)	Incorporated herein by reference to Form 8-K filed February 22, 2006.
(14)	Incorporated herein by reference to Form 10-K filed July 6, 2006.
(15)	Incorporated herein by reference to Form 10-Q filed November 14, 2006.
(16)	Incorporated herein by reference to Form 10-Q filed February 14, 2007
(*)	Filed herein.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 28, 2007, accompanying the consolidated financial statements included in the Annual Report of MTS Medication Technologies, Inc. and Subsidiaries on Form 10-K for the year ended March 31, 2007. We hereby consent to the incorporation by reference of said report in the Registration Statements of MTS Medication Technologies, Inc. and Subsidiaries on Form S-3 (File No. 333-112212, effective February 6, 2004) and on Form S-8 (File No. 333-56384, effective March 1, 2001).

/s/ GRANT THORNTON LLP
Tampa, Florida
June 28, 2007

CERTIFICATIONS

EXHIBIT 31.1

I, Todd E. Siegel, certify that:

1. I have reviewed this annual report on Form 10-K of MTS Medication Technologies, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures presently in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

   c) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: June 29, 2007

By: /s/ Todd E. Siegel
Todd E. Siegel
President and Chief Executive Officer

EXHIBIT 31.2

I, Michael P. Conroy, certify that:

1. I have reviewed this annual report on Form 10-K of MTS Medication Technologies, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures presently in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

   c) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation over internal controls of financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: June 29, 2007

By: /s/ Michael P. Conroy
Michael P. Conroy
Vice President and Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of MTS Medication Technologies, Inc. (the "Company") on Form 10-K for the year ended March 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Form 10-K"), I, Todd E. Siegel, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 29, 2007

/s/ Todd E. Siegel
Todd E. Siegel
President and Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of MTS Medication Technologies, Inc. (the "Company") on Form 10-K for the year ended March 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Form 10-K"), I, Michael P. Conroy, Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 29, 2007

/s/ Michael P. Conroy
Michael P. Conroy
Vice President & Chief Financial Officer

[Intentionally Left Blank]

Corporate Information

Directors

Todd E. Siegel
Chairman of the Board of Directors
President and Chief Executive Officer
MTS Medication Technologies, Inc.

John Stanton
Vice Chairman of the Board of Directors
President, Florida Engineered
Construction Products Corporation

David W. Kazarian, R.Ph.
President, Infuserve America, Inc.

Allen S. Braswell, Jr.
Board of Directors Suntron Corp.

Irv I. Cohen
President and Chief Executive Officer,
Southeast Capital Equity Group

Management

Todd E. Siegel
President
Chief Executive Officer

Michael P. Conroy
Vice President and Secretary
Chief Financial Officer

Michael D. Stevenson
Vice President
Chief Operating Officer

Dennis H. Ayo
Vice President, Business Development

Robert A. Barrett
Vice President, Automation Solutions

Perry W. Larson
Vice President, Sales and Marketing

Ronald M. Rosenbaum
Vice President, Technology

David M. Sellis
Vice President, Automation Services

Peter A. Williams
Managing Director,
MTS Medication Technologies
International, Ltd.

Stockholder Information

Corporate Headquarters
2003 Gandy Boulevard North
Suite 800
St. Petersburg, FL 33702
Phone: (727) 576-6311
Fax: (727) 579-8067

Common Stock Transfer Agent and Registrar
Continental Stock Transfer & Trust Company
17 Battery Place
8th Floor
New York, NY 10004

Counsel
Holland & Knight
100 North Tampa Street
Suite 4100
Tampa, FL 33602

Auditors
Grant Thornton, LLP
101 East Kennedy Boulevard
Suite 3850
Tampa, FL 33602-5154

Investor Relations
MTS Medication Technologies, Inc. welcomes inquiries from stockholders or other interested parties. For additional copies of this report, quarterly reports on Form 10-Q or other information, contact our investor relations representative at (727) 576-6311, extension 464.

Stock Listing
MTS Medication Technologies, Inc. common stock is traded on the American Stock Exchange under the symbol: MPP

Annual Meeting
The 2007 annual meeting of the stockholders will be held on Wednesday, September 19, 2007, 10:00 A.M. EDT at the offices of:

MTS Medication Technologies, Inc.
2003 Gandy Boulevard North
Suite 800
St. Petersburg, FL 33702
727-576-6311


MTS
MEDICATION TECHNOLOGIES
Innovations For Health™


MTS
MEDICATION TECHNOLOGIES

Innovations For Health™

MTS Medication Technologies, Inc.
2003 Gandy Boulevard North
Suite 800
St. Petersburg, FL 33702

T 727-576-6311 • 800-671-0508
F 727-573-1100
W www.mts-mt.com


MTS
MEDICATION TECHNOLOGIES
INTERNATIONAL

Pharmacy Innovation for Better Health™

MTS Medication Technologies Limited
Unit 6A/6B Dalton Court
Blackburn Interchange
Lower Darwen
Blackburn, Lancashire, BB3 0AT

T 0870-766-1462
F 0870-766-1463
W www.mts-mt.com

END